These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

PT Indosat Tbk and subsidiaries

Consolidated financial statements

with independent accountants’ review report

three months ended March 31, 2009 and 2010

0

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

THREE MONTHS ENDED MARCH 31, 2009 AND 2010

Table of Contents

Page

Independent Accountants’ Review Report

Consolidated Balance Sheets

…………………………………………………………………………...

1 - 4

Consolidated Statements of Income

……………………………………………………………………

5 - 6

Consolidated Statements of Changes in Stockholders’ Equity

………………………………………

7

Consolidated Statements of Cash Flows

………………………………………………………………

8 - 9

Notes to Consolidated Financial Statements

………………………………………………………….

10 - 112

***************************

This report is originally issued in Indonesian language.

Independent Accountants’ Review Report

Report No. RPC-0645/NAU

The Stockholders and Boards of Commissioners and Directors

PT Indosat Tbk

We have reviewed the accompanying consolidated balance sheets of PT Indosat Tbk (“the Company”) and subsidiaries as of March 31, 2009 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards established by the Indonesian Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any indications of material modifications that should be made to the consolidated financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Indonesia.

Purwantono, Sarwoko & Sandjaja

Benyanto Suherman

Public Accountant License No. 05.1.0973

April 22, 2010

The accompanying financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to review such financial statements are those generally accepted and applied in Indonesia.

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

Rp

Rp

US$

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2c,2q,2v,4,17,26

4,453,595

3,082,429

338,171

Short-term investments - net of

allowance for decline in value

of Rp25,395 in 2009 and 2010

2d,17

-

-

-

Accounts receivable

2e,2q

Trade

5,15,17

Related parties -

net of allowance

for doubtful accounts of

Rp64,559 in 2009 and

Rp70,705 in 2010

2v,26

70,837

139,499

15,304

Third parties -

net of allowance

for doubtful accounts of

Rp391,718 in 2009 and

Rp402,854 in 2010

1,221,408

1,264,133

138,687

Others - net of allowance

for doubtful accounts of

Rp19,988 in 2009 and

Rp16,058 in 2010

9

21,576

60,797

6,670

Inventories - net of allowance for

obsolescence of Rp3,141 in

2009 and Rp20,608 in 2010

2f

218,368

101,511

11,138

Derivative assets

2q,17,27

769,486

152,834

16,767

Advances

47,917

37,417

4,105

Prepaid taxes

6,13

638,006

681,784

74,798

Prepaid expenses

2g,2k,2p,2v,

25,26,27p,37

876,426

928,081

101,819

Other current financial assets

2c,2v,17,26,37

43,962

56,161

6,161

Other current assets

2v,26,37

1,181

2,604

286

Total Current Assets

8,362,762

6,507,250

713,906

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

March 31, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

Rp

Rp

US$

NON-CURRENT ASSETS

Due from related parties - net of

allowance for doubtful

accounts of Rp2,419 in 2009

and Rp660 in 2010

2e,2q,2v,17,26,37

24,638

7,458

818

Deferred tax assets - net

2s,13

72,356

91,174

10,003

Investments in associated

companies - net of allowance

for decline in value of Rp56,586

in 2009 and 2010

2h,7

700

422

46

Other long-term investments - net of

allowance for decline in value of

Rp99,977 in 2009 and 2010

2h,2q,8,17

2,730

2,730

300

Property and equipment

2i,2j,2o, 9,15

Cost

67,758,107

75,909,329

8,327,957

Accumulated depreciation

(26,077,280

)

(31,717,755)

(3,479,732)

Impairment in value

(98,611

)

(98,611)

(10,819)

Net

41,582,216

44,092,963

4,837,406

Goodwill and other

intangible assets - net

2l,10,37

1,777,128

1,545,699

169,578

Long-term prepaid licenses -

net of current portion

2k,37

191,289

447,089

49,050

Long-term receivables

69,945

66,017

7,243

Long-term prepaid pension - net

of current portion

2q,25,26

164,772

135,856

14,905

Long-term advances

2v,11,26

369,306

248,204

27,230

Other non-current financial assets

2c,2q,2v,

17,26,37

67,904

61,797

6,780

Other non-current assets

2g,29,37

758,393

785,101

86,132

Total Non-current Assets

45,081,377

47,484,510

5,209,491

TOTAL ASSETS

53,444,139

53,991,760

5,923,397

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

March 31, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

Rp

Rp

US$

LIABILITIES AND

STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable - trade

      2q,17,33

Related parties

2v,26

22,405

56,321

6,179

Third parties

582,601

512,428

56,218

Procurement payable

2q,2v,12,17,26,33

7,006,755

4,538,390

497,904

Taxes payable

2s,13

189,112

122,221

13,409

Accrued expenses

2q,14,17,24,26,33,37

1,331,713

1,465,429

160,771

Unearned income

2n

763,523

821,619

90,139

Deposits from customers

2q,17,33

36,157

23,396

2,567

Derivative liabilities

2q,17,27,33

308,597

211,531

23,207

Current maturities of:

Loans payable

2m,2v,15,17,26,33

765,235

1,533,137

168,199

Bonds payable

2m,16,17,33

56,442

2,775,189

304,464

Other current financial liabilities

2q,17,33,37

46,949

66,711

7,319

Other current liabilities

2v,26,37

90,631

84,658

9,288

Total Current Liabilities

11,200,120

12,211,030

1,339,664

NON-CURRENT LIABILITIES

Due to related parties

2q,17,26,33,37

33,832

10,663

1,170

Deferred tax liabilities - net

2s,13

1,331,355

1,605,223

176,108

Loans payable - net of current

maturities

2m,2q,15,17,33

Related party

2v,26

1,593,737

2,193,180

240,612

Third parties

10,037,000

9,991,878

1,096,201

Bonds payable - net of current

maturities

2m,16,17,33

10,517,890

8,444,063

926,392

Other non-current financial

liabilities

2q,17,33,37

48,707

6,744

740

Other non-current liabilities

2p,2v,18,24,26,37

863,693

965,936

105,972

Total Non-current Liabilities

24,426,214

23,217,687

2,547,195

TOTAL LIABILITIES

35,626,334

35,428,717

3,886,859

MINORITY INTEREST

2b

292,073

330,805

36,292

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

March 31, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

Rp

Rp

US$

STOCKHOLDERS’ EQUITY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,433,933,499 B shares

19

543,393

543,393

59,615

Premium on capital stock

19

1,546,587

1,546,587

169,675

Difference in transactions of equity

changes in associated

companies/subsidiaries

2h

404,104

404,104

44,334

Difference in foreign currency

translation

2b

9,883

(1,070

)

(117

)

Retained earnings

Appropriated

100,678

119,464

13,106

Unappropriated

14,921,087

15,619,760

1,713,633

STOCKHOLDERS’ EQUITY - NET

17,525,732

18,232,238

2,000,246

TOTAL LIABILITIES AND

STOCKHOLDERS’ EQUITY

53,444,139

53,991,760

5,923,397

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended March 31, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

 ________________

Rp

Rp

US$

OPERATING REVENUES

2n,2v,20,26,

29,30,31

Cellular

3,393,135

3,696,370

405,526

Multimedia, Data

Communication,

Internet (“MIDI”)

711,026

641,160

70,341

Fixed telecommunication

512,769

397,172

43,573

Total Operating Revenues

4,616,930

4,734,702

519,440

OPERATING EXPENSES

2n

Cost of services

2k,2v,21,26,28g,30,37

1,712,395

1,724,407

189,183

Depreciation and amortization

2i,2l,9,10,37

1,117,588

1,481,539

162,539

Personnel

2o,2p,2v

22,25,26

372,379

382,046

41,914

Marketing

193,582

236,429

25,938

General and administration

2v,23,26

164,896

164,260

18,021

Total Operating Expenses

3,560,840

3,988,681

437,595

OPERATING INCOME

1,056,090

746,021

81,845

OTHER INCOME (EXPENSES)

        2n

Gain (loss) on foreign

exchange - net

     2q,2r,5

(467,167

)

359,125

39,399

Interest income

      2v,26

66,997

33,874

3,716

Financing cost

   2m,2v,15,16,

      24,26

(452,213

)

(548,259

)

(60,149

)

Gain (loss) on change in fair value

of derivatives - net

     2q, 27

78,001

(97,600

)

(10,707

)

Amortization of goodwill

      2l,10

(59,058

)

(56,627

)

(6,212

)

Others - net

      6,9,13

(19,487

)

(16,061

)

(1,762

)

Other Expenses - Net

(852,927

)

(325,548

)

(35,715

)

INCOME BEFORE INCOME TAX

203,163

420,473

46,130

INCOME TAX EXPENSE

2s,13

Current

(46,129

)

(61,952

)

(6,797

)

Deferred

(23,396

)

(65,804

)

(7,219

)

Total Income Tax Expense

(69,525

)

(127,756

)

(14,016

)

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued)

Three Months Ended March 31, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share data)

2010

Notes

2009

2010

(Note 3)

 ________________

Rp

Rp

US$

INCOME BEFORE MINORITY

INTEREST IN NET INCOME OF

SUBSIDIARIES

133,638

292,717

32,114

MINORITY INTEREST IN NET

INCOME OF SUBSIDIARIES

2b

(14,119

)

(14,730)

(1,616)

NET INCOME

119,519

277,987

30,498

BASIC EARNINGS PER SHARE

2u,19

21.99

51.16

0.01

BASIC EARNINGS PER ADS

(50 B shares per ADS)

        2u,19

1,099.75

2,557.88

0.28

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Three Months Ended March 31, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah)

Difference in

Transactions

Difference

Capital Stock -

of Equity Changes

in Foreign

Retained Earnings

Issued and

Premium on

in Associated

Currency

Description

Notes

Fully Paid

Capital Stock

Companies/Subsidiaries

Translation

Appropriated

Unappropriated

Net

Balance as of January 1, 2009

543,393

1,546,587

404,104

13,291

100,678

14,801,568

17,409,621

Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International

Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah - net of applicable income tax expense (benefit) of (Rp231), (Rp1,123) and

Rp218, respectively

2b

-

-

-

(3,408

)

-

-

(3,408

)

Net income for the period

-

-

-

-

-

119,519

119,519

Balance as of March 31, 2009

543,393

1,546,587

404,104

9,883

100,678

14,921,087

17,525,732

Balance as of January 1, 2010

543,393

1,546,587

404,104

2,369

119,464

15,341,773

17,957,690

Decrease in difference in foreign currency translation arising from the translation of the financial statements of Indosat Finance Company B.V. and Indosat International

Finance Company B.V. from euro, and Indosat Singapore Pte. Ltd. from U.S. dollar to rupiah - net of applicable income tax benefit of Rp661, Rp296 and Rp189, respectively

2b

-

-

-

(3,439

)

-

-

(3,439

)

Net income for the period

-

-

-

-

-

277,987

277,987

Balance as of March 31, 2010

543,393

1,546,587

404,104

(1,070

)

119,464

15,619,760

18,232,238

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar)

2010

Notes

2009

2010

(Note 3)

______________

RpRpUS$

CASH FLOWS FROM OPERATING

ACTIVITIES

Cash received from:

Customers

4,431,244

4,422,110

485,147

Interest income

68,751

33,716

3,699

Refund of taxes

6

84,650

-

-

Cash paid to/for:

Suppliers and others

(2,024,362

)

(1,790,935

)

(196,482)

Employees

(348,492

)

(356,744

)

(39,138)

Financing cost

(316,707

)

(521,167

)

(57,177)

Income taxes

(221,029

)

(110,079

)

(12,077)

Interest rate swap contracts

27q,27t-ac

(1,993

)

(31,809

)

(3,490)

Net Cash Provided by Operating

Activities

1,672,062

1,645,092

180,482

CASH FLOWS FROM INVESTING

ACTIVITIES

Palapa D-Satellite insurance

claim

9

-

537,657

58,986

Proceeds from sale of property

and equipment

9

1,432

1,782

195

Acquisitions of property and

equipment

9

(3,388,912

)

(1,705,038

)

(187,058)

Acquisition of intangible assets

10

(11,479

)

(29,460

)

(3,232)

Net Cash Used in Investing Activities

(3,398,959

)

(1,195,059)

(131,109)

CASH FLOWS FROM FINANCING

ACTIVITIES

Proceeds from long-term loans

15c,15j

510,222

51,211

5,618

Repayment of long-term loans

15

(59,446

)

(249,360)

(27,357)

Increase in restricted cash and

    cash equivalents

(8,150

)

(5,454)

(598)

Net Cash Provided by (Used in)

Financing Activities

442,626

(203,603

)

(22,337

)

NET INCREASE (DECREASE) IN

CASH AND CASH EQUIVALENTS

(1,284,271

)

246,430

27,036

CASH AND CASH EQUIVALENTS

AT BEGINNING OF PERIOD

5,737,866

2,835,999

311,135

CASH AND CASH EQUIVALENTS

AT END OF PERIOD

4

4,453,595

3,082,429

338,171

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Three Months Ended March 31, 2009 and 2010 (Unaudited)

(Expressed in millions of rupiah and thousands of U.S. dollar)

2010

Notes

2009

2010

(Note 3)

______________

RpRpUS$

DETAILS OF CASH AND CASH EQUIVALENTS:

Time deposits with original maturities of

three months or less and deposits on call

4,105,194

2,775,708

304,521

Cash on hand and in banks

348,401

306,721

33,650

Cash and cash equivalents as stated in the

consolidated balance sheets

4,453,595

3,082,429

338,171

SUPPLEMENTAL CASH FLOW INFORMATION:

Transactions not affecting cash flows:

Acquisitions of property and

equipment credited to:

Long-term advances

86,787

46,188

5,067

    Procurement payable

654,927

-

-

Loans payable

146,131

-

-

Other non-current liabilities

25,256

-

-

Unpaid dividend of PT Artajasa Pembayaran Elektronis

 to minority interest

9,262

12,341

1,354

See Independent Accountants’ Review Report on review of consolidated financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (BKPM) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect       the change in its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 123 dated January 28, 2010 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) as approved in the Stockholders’ Extraordinary General Meeting held on January 28, 2010, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (BAPEPAM-LK) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies and Rule No. IX.E.1 on Affiliate Transactions and certain Conflict of Interest Transactions. The latest amendment of the Company’s Articles of Association has been approved by and reported to the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-09555.AH.01.02 Year 2010 dated February 22, 2010 and No. AHU-AH.01.10-04964 dated February 25, 2010. The amendments relate to, among others, the changes in the Company’s Purposes, Objectives and Business Activities, appointment of acting President Director, if the incumbent President Director is unavailable and definition of Conflict of Interest.

According to article 3 of its Articles of Association, the Company’s purposes and objectives are to provide telecommunication networks, telecommunication services as well as information technology and/or convergence technology services by carrying out the following main business activities:

a.

To provide telecommunication networks, telecommunication services as well as information technology and/or convergence technology services, including but not limited in providing basic telephony services, multimedia services, internet telephony services for public use, interconnection internet services, internet access services, mobile telecommunication networks and fixed telecommunication networks; and

b.

To engage in payment transactions and money transfer services through telecommunication networks as well as information technology and/or convergence technology.

The Company can provide supporting business activities in order to achieve the purposes and objectives, and to support its main businesses, as follows:

a.

To plan, to procure, to modify, to build, to provide, to develop, to operate, to lease, to rent, and to maintain infrastructures/facilities including resources to support the Company’s business in providing telecommunication networks, telecommunication services as well as information technology and/or  convergence technology services;

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

b.

To conduct business and operating activities (including development, marketing and sales of telecommunication networks, telecommunication services as well as information technology and/or  convergence technology services by the Company), including research, customer services, education and courses both domestic and overseas; and

c.

To conduct other activities necessary to support and/or related to the provision of telecommunication networks, telecommunication services as well as information technology and/or  convergence technology services including but not limited in electronic transactions and provision of hardware, software, content as well as telecommunication managed services.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications service under the authority of the Government.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services.

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition, and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the Government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, PT Telekomunikasi Indonesia Tbk (“Telkom”) was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

The following are operating licenses obtained by the Company and PT Indosat Mega Media, a subsidiary:

License No.	Date Issued	Issuing Body	Period of License	Description
KP.69/Thn 2004	March 15, 2004	MOC	Evaluated every 5 years	Operating license for nationwide closed fixed communications network (e.g., VSAT, frame relay, etc.)
KP.203/Thn 2004	May 21, 2004	MOC	Evaluated every 5 years	Operating license for fixed network and basic telephony services which covers the provision of local, national long-distance, and international long- distance telephony services
19/KEP/M.KOMINFO/02/2006 and 29/KEP/M.KOMINFO/03/2006	February 14, 2006 and March 27, 2006	Ministry of Communications and Information and Technology (“MOCIT”)	10 years

Determination of the winner and operating license for IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (a third generation [“3G”] mobile communications technology) for 1 block (2 x 5 Mhz) of frequency (*)

102/KEP/M.KOMINFO/10/2006	October 11, 2006	MOCIT	Evaluated every year	Amended operating license for nationwide GSM cellular mobile network (including its basic telephony services and the rights and obligations of 3G services)
181/KEP/M.KOMINFO/12/2006	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility
01/DIRJEN/2008	January 7, 2008	Directorate General of Post and Telecommunications (“DGPT”)	Evaluated every 5 years	Operating license as internet service provider
51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for internet interconnection services (Network Access Point/NAP), which replaces the previous license given to Satelindo
52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for telephony internet services which replaces the previous License No. 823/DIRJEN/2002 for Voice over Internet Protocol Service with national coverage that expired in 2007
237/KEP/M.KOMINFO/7/2009	July 27, 2009	MOCIT	10 years	Operating license for “Packet Switched” local fixed telecommunication network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (BWA) (**)
268/KEP/M.KOMINFO/9/2009	September 1, 2009	MOCIT	10 years	Operating license for one additional block (2 x 5 Mhz) of 3G frequency (***)

(*)

As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged, among others, to pay upfront fee of Rp320,000 (Notes 2k and 37) and radio frequency fee (Note 28d).

(**)

PT Indosat Mega Media was obliged, among others, to pay upfront fee of Rp18,408 (Note 2k) and radio frequency fee (Note 28d).

(***)

The Company was obliged, among others, to pay upfront fee of Rp320,000 (Note 2k) and radio frequency fee (Note 28d).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of payment. The Company was also appointed as a special principal and technical acquirer for such prepaid cards. On November 19, 2009, the Company launched “Indosat m-wallet” to the public.

On March 17, 2008, MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunication Towers. Based on this Decree, the construction of telecommunication towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunication provider or tower provider which owns telecommunication towers is obliged to allow other telecommunication operators to utilize its telecommunication towers without any discrimination. The Decree also mandated that each of the tower contractor, provider and owner be 100% locally-owned companies.

On March 30, 2009, the Ministry of Domestic Affairs, Ministry of Public Works, MOCIT and the Head of BKPM jointly issued Decrees No. 18 Year 2009, No. 07/PRT/M/2009, No. 19/PER/M.KOMINFO/03/09 and No. 3/P/2009 on the Detailed Guidelines of Construction and Utilization of Sharing Telecommunication Towers. The Decrees define the requirements and procedures for tower construction. A tower provider can be either a telecommunications operator or a non-telecommunications operator. If a tower provider is a non-telecommunications operator, it is required to be a 100% locally-owned company.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 8 regional offices located in Jakarta, Bandung, Semarang, Surabaya, Medan, Palembang, Balikpapan and Makassar.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Indonesia Stock Exchange (new entity after the merger of Jakarta Stock Exchange and Surabaya Stock Exchange in November 2007) since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares), have also been traded on the New York Stock Exchange since 1994.

As of March 31, 2010, the Companies’ outstanding bonds issued to the public are as follows:

Bond (Note 16)	Effective Date	Registered with and Traded on
1. Second Indosat Bonds series B in Year 2002 with Fixed Rate	November 6, 2002	Indonesia Stock Exchange
2. Third Indosat Bonds series B in Year 2003 with Fixed Rate	October 22, 2003	Indonesia Stock Exchange
3. Guaranteed Notes Due 2010	November 5, 2003	Luxembourg Stock Exchange and Singapore Exchange Securities Trading Limited
4. Fourth Indosat Bonds in Year 2005 with Fixed Rate	June 21, 2005	Indonesia Stock Exchange
5. Indosat Syari’ah Ijarah Bonds in Year 2005	June 21, 2005	Indonesia Stock Exchange
6. Guaranteed Notes Due 2012	June 22, 2005	Singapore Exchange Securities Trading Limited
7. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange
8. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange
9. Sixth Indosat Bonds in Year 2008 with Fixed Rates	April 9, 2008	Indonesia Stock Exchange
10. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange
11. Seventh Indosat Bonds in Year 2009 with Fixed Rates	December 8, 2009	Indonesia Stock Exchange
12. Indosat Sukuk Ijarah IV in Year 2009	December 8, 2009	Indonesia Stock Exchange

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors, Commissioners and Audit Committee

Based on resolutions of the Stockholders’ Annual General Meetings held on June 5, 2008 and the Stockholders’ Extraordinary Meetings held on August 25, 2008 and January 28, 2010, which are notarized under Deeds No. 30, 344 and 123, respectively, of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.) on the same dates, the composition of the Company’s Board of Commissioners and Board of Directors as of March 31, 2009 and 2010, respectively, is as follows:

Board of Commissioners:

2009

    2010

___________________________________

President Commissioner

Abdulla Mohammed S.A

Abdulla Mohammed S.A

 Al Thani

Al Thani

Commissioner

Dr. Nasser Mohd. A.

Dr. Nasser Mohd. A

Marafih

Marafih

Commissioner

Rachmad Gobel

Rachmad Gobel

Commissioner

Sheikh Mohammed Bin

Richard Farnsworth

Suhaim Hamad Al Thani

Seney

CommissionerJarmanJarmanCommissionerRionald SilabanRionald Silaban

Commissioner

Setyanto Prawira

Alexander Rusli *

Santosa*

Commissioner

Michael Francis

Chris Kanter*

Latimer*

Commissioner

Thia Peng Heok

Thia Peng Heok

George*

George*

Commissioner

Soeprapto*

Soeprapto*

*

Independent commissioner

Board of Directors:

2009

2010

President Director and

Chief Executive Officer

Johnny Swandi Sjam

Harry Sasongko Tirtotjondro

Deputy President Director**

Kaizad Bomi Heerjee

-

Director and Chief Finance

Officer

Wong Heang Tuck

Peter Wladyslaw Kuncewicz

Corporate Services Director**

Wahyu Wijayadi

-

Information Technology

Director

**

Roy Kannan

-

Jabotabek and Corporate

Sales Director**

Fadzri Sentosa

-

Regional Sales Director**

Syakieb Ahmad Sungkar

-

Marketing Director**

Guntur Soaloon Siboro

-

Network Director**

Raymond Tan Kim Meng

-

Director and Chief

Commercial Officer

-

Kaizad Bomi Heerjee ***

Director and Chief

Technology Officer

-

Stephen Edward Hobbs

Director and Chief Wholesale

and Infrastructure Officer

-

Fadzri Sentosa

**   This position no longer exists starting June 11, 2009 due to the new organizational structure.

*** Effective May 1, 2010, this position will be taken over by Laszlo Imre Barta.

1.

GENERAL (continued)

c.

Employees, Directors, Commissioners and Audit Committee (continued)

The composition of the Company’s Audit Committee as of March 31, 2009 and 2010
is as follows:

2009

2010

_________________

________

Chairman

Thia Peng Heok George

Thia Peng Heok George

Member

Michael Francis Latimer

Chris Kanter

Member

Soeprapto

Soeprapto

Member

Unggul Saut Marupa

Unggul Saut Marupa

Tampubolon

Tampubolon

Member

Kanaka Puradiredja

Kanaka Puradiredja

The Company and subsidiaries (collectively referred to hereafter as “the Companies”)
have approximately 7,356 and 6,870 employees, including non-permanent employees, as of March 31, 2009 and 2010, respectively.

d.

Structure of the Company’s Subsidiaries

As of March 31, 2009 and 2010, the Company has direct and indirect ownership in the following subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

Name of Subsidiary

Location

 Principal Activity

Operations

2009

2010

Indosat Finance Company B.V.

(“IFB”) (2)

Amsterdam

Finance

2003

100.00

100.00

Indosat International Finance

Company B.V. (“IIFB”) (3)

 Amsterdam

Finance

2005

100.00

100.00

Indosat Singapore Pte. Ltd. (“ISP”)

Singapore

Telecommunication

2005

100.00

100.00

PT Indosat Mega Media (“IMM”)

Jakarta

Multimedia

2001

99.85

99.85

PT Starone Mitra Telekomunikasi

(”SMT”)

Semarang

Telecommunication

2006

72.54

72.54

PT Aplikanusa Lintasarta

(“Lintasarta”)

Jakarta

Data Communication

1989

72.36

72.36

PT Artajasa Pembayaran Elektronis

(“APE”) (Note 2b)

Jakarta

Telecommunication

2000

39.80

39.80

PT Satelindo Multi Media (“SMM”) (1)

Jakarta

Multimedia

1999

99.60

-

Total Assets (Before Eliminations)

Name of Subsidiary

2009

2010

IFB (2)

2,834,422

2,232,441

IIFB (3)

1,307,571

1,029,370

ISP

26,822

38,837

IMM

848,550

898,897

SMT

157,631

121,592

Lintasarta

1,378,102

1,506,845

APE

145,037

192,004

SMM (1)

10,690

-

(1)   Liquidated on June 30, 2009.

(2)

Based on an IFB shareholder’s resolution dated November 6, 2008, IFB decided to refund capital injection amounting to EUR99,996. The Company received such refund in February 2009.

(3)

Based on an IIFB shareholder’s resolution dated November 6, 2008, IIFB decided to refund capital injection amounting to EUR1,124,064. The Company received such refund in February 2009.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

1.

GENERAL (continued)

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, PT Satelit Palapa Indonesia (“Satelindo”), PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Companies conform with generally accepted accounting principles in Indonesia. The significant accounting policies applied consistently in the preparation of the consolidated financial statements for the three months ended March 31, 2009 and 2010 are as follows:

a.

Basis of Consolidated Financial Statements

The consolidated financial statements are presented using the historical cost basis of accounting, except for inventories which are stated at the lower of cost or net realizable value, derivative instruments which are stated at fair value and certain investments which are stated at fair value.

The consolidated statements of cash flows classify cash receipts and payments into operating, investing and financing activities. The cash flows from operating activities are presented using the direct method.

The reporting currency used in the consolidated financial statements is the Indonesian rupiah.

b.

Principles of Consolidation

The consolidated financial statements include the Company’s accounts and those of its subsidiaries (Note 1d).

The consolidated financial statements also include the accounts of APE (Lintasarta’s 55%-owned subsidiary). The accounts of APE in 2009 and 2010 were consolidated because its financial and operating policies were controlled by Lintasarta.

The accounts of IFB, IIFB, and ISP were translated into rupiah amounts at the middle rates of exchange prevailing at balance sheet date for balance sheet accounts and the average rates during the period for profit and loss accounts. The resulting differences arising from the translations of the financial statements of IFB, IIFB, and ISP are presented as “Difference in Foreign Currency Translation” under the Stockholders’ Equity section of the consolidated balance sheets.

Minority interest in subsidiaries represents the minority stockholders’ proportionate share in the equity (including net income) of the subsidiaries which are not wholly owned. All inter-company transactions and balances are eliminated in consolidation.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement and deposits on call are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for bank guarantees and time deposits with original maturities of more than three months are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

d.

Short-term Investments

Time deposits with original maturities of more than three months at the time of placement are recorded at historical value.

e.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on management's evaluation of the collectibility of the accounts at the end of the period.

f.

Inventories

Inventories, which mainly consist of SIM cards, starter packs, pulse reload vouchers, broadband modems and cellular handsets, are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

In accordance with SAK 14 (Revised 2008), the Companies apply the guidance on the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value, as well as guidance on the cost formula used to assign costs to inventories.

g.

Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, rentals, 3G and BWA license fees and upfront premium for cross currency swap (Note 27l), are expensed as the related asset is utilized. The non-current portion of prepaid expenses is shown as part of “Other non-current assets”.

h.

Investments in Associated Companies

Investments in shares of stock wherein the Companies have equity interests of at least 20% but not exceeding 50% are accounted for under the equity method, whereby the investment cost is increased or decreased by the Companies’ share of the net earnings or losses of the investees since the date of acquisition and decreased by dividends received. Equity in net earnings (losses) is being adjusted for the straight-line amortization over fifteen years of the difference between the cost of such investment and the Companies’ proportionate share in the underlying fair value of the net assets at date of acquisition (goodwill).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.

Investments in Associated Companies (continued)

If the Companies’ share in the equity of an investee subsequent to transactions resulting in a change in the equity of the investee is different from the Companies’ share in the equity of the investee prior to such transactions, the difference is recognized by a credit or charge to “Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries”, net of applicable income tax, after adjusting their equity in the investee to conform with the former’s accounting policies.

i.

Property and Equipment

Property and equipment are stated at cost (which includes certain capitalized borrowing costs incurred during the construction phase), less accumulated depreciation and impairment in value. Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

In accordance with SAK 16 (Revised 2007), the Companies have chosen the cost model for the measurement of their property and equipment. The Companies perform periodic review and assessment of the economic useful lives of the assets. Below are the estimated useful lives (in years).

 Years

Buildings

20

Information technology equipment

3 to 5

Office equipment

3 to 5

Building and leasehold improvements

3 to 15

Vehicles

5

Cellular technical equipment

10

Transmission and cross-connection equipment

10 to 15

Fixed Wireless Access (“FWA”) technical equipment

10

Operation and maintenance center and

measurement unit

3 to 5

Fixed access network equipment

10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance an asset’s condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in the consolidated statement of income for the period.

Properties under construction and installation are stated at cost. All borrowing costs, which include interest, amortization of ancillary costs (Notes 15d and 15h) and foreign exchange differentials      (estimated quarterly to the extent that they are regarded as an adjustment to interest costs by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings) that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed and adjusted prospectively, if appropriate, at each financial year end.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Impairment of Assets Value

In accordance with SAK 48, “Impairment of Assets Value”, the Companies review whether there is an indication of assets impairment at balance sheet date. If there is an indication of assets impairment, the Companies estimate the recoverable amount of the assets. Impairment loss is recognized as a charge to current operations.

k.

Leases

Effective January 1, 2008, the Companies have applied SAK 30 (Revised 2007), “Leases”, which supersedes SAK 30 (1990), “Accounting for Leases”. Under this revised SAK, a lease that transfers substantially all the risks and rewards incidental to ownership is classified as finance lease. At the commencement of the lease term, a lessee recognizes finance lease as asset and liability in its balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Minimum lease payments are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges are allocated to each period during the lease term. Leased asset held by the lessee under a finance lease is depreciated consistently using the same method used for depreciable assets that are directly owned or is fully depreciated over the shorter of the lease term and its useful life, if there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term.

Leases which do not transfer substantially all the risks and rewards incidental to ownership are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum (a 3G mobile communications technology - Note 1a) by the MOCIT. The upfront fee is recorded as Long-term Prepaid Licenses (Note 37) for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license (Note 1a), and IMM was granted an operating license for “Packet Switched” local telecommunication network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee, and annual radio frequency fee for 10 years (Note 28d).

Management believes, as supported by written confirmation from the DGPT, that the 3G and BWA licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership).

Accordingly, the Company and IMM recognize the annual radio frequency fee as operating lease expense, amortized using the straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.

Goodwill and Other Intangible Assets

At the time the Company acquires a subsidiary which is not an entity under common control, any excess of the acquisition cost over the Company’s interest in the fair value of the subsidiary’s identifiable assets, net of liabilities, as of acquisition date is recognized as goodwill.

Acquisitions of minority interest in a subsidiary by the Company are accounted for using the parent entity extension method. Under this method, the assets and liabilities of the subsidiary are not restated to reflect their fair values at the date of the acquisition. The difference between the purchase price and the minority interest’s share of the assets and liabilities reflected within the consolidated balance sheet at the date of the acquisition is considered as goodwill.

Goodwill is amortized using the straight-line method over 15 years.

At the time of acquisition of a subsidiary, any intangible assets recognized are amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years

Customer base

-  Prepaid

6

-  Post-paid

5

Spectrum license

5

Brand

8

Software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years.

The Company reviews the carrying amount of goodwill and other intangible assets whenever events or circumstances indicate that their value is impaired. Impairment loss is recognized as a charge to current operations.

m.

Debt and Bonds Issuance Costs and Consent Solicitation Fees

Expenses incurred in connection with the issuance of debt and bonds are deducted from the proceeds thereof. The difference between the net proceeds and the nominal value of the debt or bonds is recognized as premium or discount that should be amortized over the term of the debt or bonds. Consent solicitation fees resulting from the amendments of certain terms under the debt facility agreement and trustee agreement, which are not accounted for as an extinguishment, are recognized as adjustment to the carrying amount of the debt or bonds and are amortized over the remaining term of the debt or bonds.

n.

Revenue and Expense Recognition

Up to December 31, 2009, the Companies had applied SAK 35, “Accounting for Revenues from Telecommunication Services”, in recognizing revenue for interconnected telecommunication services and self-conducted telecommunication services.  In June 2009, Financial Accounting Standards Revocation Statement (Pernyataan Pencabutan Standar Akuntansi Keuangan) 1, “Revocation of SAK 32, “Accounting for Forestry Enterprises”, SAK 35, “Accounting for Revenues from Telecommunication Services”, and SAK 37, “Accounting for Toll Road Operations” was issued, which refers to the determination of other events and transactions that were provided in such SAKs to other relevant SAKs. Starting January 1, 2010, the Companies have referred to SAK 23, “Revenue”, in recognizing their revenues.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network, which up to December 31, 2009, had been presented on a net basis. Starting January 1, 2010, roaming calls have been presented on a gross basis. The change in accounting policy resulted from the revocation of SAK 35 (Note 37).

For post-paid subscribers, monthly service fees are recognized as the service is provided.

Up to December 31, 2009, for prepaid subscribers, the activation component of starter package sales had been recognized upon activation by end-customers. Starting January 1, 2010, the activation component of starter package sales has been recognized as revenue over the estimated life of the customer relationship. The change in accounting policy resulted from the revocation of SAK 35. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Sales of wireless broadband modems and cellular handsets are recognized upon delivery to the customers.

Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

Customer Loyalty Program

The Company operates a customer loyalty program called “Poin Plus Plus”, which allows customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers, respectively. The points can then be redeemed for free telecommunication and non-telecommunication products, subject to a minimum number of points being obtained.

Customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. The Company records a liability at the time of reload and payment by its prepaid and post-paid subscribers, respectively, based on the fair value expected to be incurred to supply products in the future. The consideration received is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or when the redemption period expires.

Multimedia, Data Communication, Internet (“MIDI”)

Internet

Up to December 31, 2009, revenues arising from installation service had been recognized at the time the installations were placed in service. Starting January 1, 2010, revenues from installation services have been deferred and recognized over the estimated life of the customer relationship. The change in accounting policy resulted from the revocation of SAK 35. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

Frame Net, World Link and Direct Link

Up to December 31, 2009, revenues arising from installation service had been recognized upon the completion of the installation of equipment used for network connection purposes in the customers’ premises. Starting January 1, 2010, revenues from installation services have been deferred and recognized over the estimated life of the customer relationship. The change in accounting policy resulted from the revocation of SAK 35. Revenues from monthly service fees are recognized as the services are provided

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunication

International Calls

Revenues from outgoing international call traffic are recognized on the basis of the actual recorded traffic for the period and had been reported on a net basis up to December 31, 2009, after allocations to overseas international carriers. Starting January 1, 2010, outgoing international call traffic has been reported on a gross basis. The change in accounting policy resulted from the revocation of SAK 35 (Note 37).

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

Up to December 31, 2009, for prepaid subscribers, the activation component of starter package sales had been recognized upon activation by end-customers. Starting January 1, 2010, the activation component of starter package sales has been recognized as revenue over the estimated life of the customer relationship. The change in accounting policy resulted from the revocation of SAK 35. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line

Up to December 31, 2009, revenues arising from fixed line installations had been recognized at the time the installations were placed in service. Starting January 1, 2010, revenues from fixed line installations have been deferred and recognized over the estimated life of the customer relationship. The change in accounting policy resulted from the revocation of SAK 35. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Revenue and Expense Recognition (continued)

Expenses

Interconnection Expenses

Expenses from network interconnection with other domestic and international telecommunication carriers are accounted for as operating expenses in the period these are incurred.

Other Expenses

Expenses are recognized when incurred.

o.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

p.

Pension Plan and Employee Benefits

Pension costs under the Companies’ defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation. Actuarial gains or losses are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed 10% of the present value of the defined benefit obligation or fair value of plan assets, whichever is greater, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. Past service cost is recognized over the estimated average remaining service periods of the employees.

The Companies follow SAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g., paid annual leave, paid sick leave) and long-term (e.g., long-service leave, post-employment medical benefits).

q.

Financial Instruments

Effective January 1, 2010, the Companies have applied SAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”, and SAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”, which supersede SAK 50, “Accounting for Certain Investments in Securities” and SAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”.

SAK 50 (Revised 2006) contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This SAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments.

SAK 55 (Revised 2006) establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This SAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q1.

Financial assets

Initial recognition

Financial assets within the scope of SAK 55 (Revised 2006) are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Companies determine the classification of their financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Companies commit to purchase or sell the assets.

The Companies’ financial assets include cash and cash equivalents, trade and other receivables, quoted and unquoted financial instruments, derivative financial instruments and other current and non-current financial assets.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

•

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the consolidated balance sheet at fair value with gains or losses recognized in the consolidated statement of income.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in the consolidated statement of income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

•

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q1.

Financial assets (continued)

The Companies’ cash and cash equivalents, trade and other receivables, due from related parties, other current financial assets, long-term receivables and other non-current financial assets are included in this category.

•

Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Companies have the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the effective interest method. This method uses an effective interest rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in the consolidated statement of income when the investments are derecognized or impaired, as well as through the amortization process.

The Companies did not have any held-to-maturity investments during the three months ended March 31, 2009 and 2010.

•

Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in stockholders’ equity until the investment is derecognized. At that time, the cumulative gain or loss previously recognized in stockholders’ equity shall be reclassified to profit or loss as a reclassification adjustment.

The Companies have the following investments classified as AFS:

 -

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments are carried at cost.

-

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as AFS, are recorded at fair value.

q2.

Financial liabilities

Initial recognition

Financial liabilities within the scope of SAK 55 (Revised 2006) are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Companies determine the classification of their financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, inclusive of directly attributable transaction costs.

The Companies’ financial liabilities include trade and other payables, procurement payable, accrued expenses, loans and bonds payable, due to related parties, derivative financial instruments and other current and non-current financial liabilities.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q2.

Financial liabilities (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

•

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative liabilities are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the consolidated statement of income.

•

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in the consolidated statement of income when the liabilities are derecognized as well as through the amortization process.

q3.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

q4.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business at the end of the reporting period. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; or other valuation models.

Credit risk adjustment

 The Company adjusts the price in the more advantageous market to reflect any differences in counterparty credit risk between instruments traded in that market and the ones being valued for financial asset positions. In determining the fair value of financial liability positions, the Company's own credit risk associated with the instrument is taken into account.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q5.

Amortized cost of financial instruments

Amortized cost is computed using the effective interest method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

q6.

Impairment of financial assets

The Companies assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

•

Financial assets carried at amortized cost

For loans and receivable carried at amortized cost, the Companies first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Companies determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, they include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan and receivable has a variable interest rate, the discount rate for measuring impairment loss is the current effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statement of income. Interest income continues to be accrued on the reduced carrying amount based on the original effective interest rate of the asset. Loans and receivable, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Companies. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in profit or loss.

•

AFS financial assets

In the case of equity investments classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q6.

Impairment of financial assets (continued)

•

AFS financial assets (continued)

Where there is evidence of impairment, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in profit or loss - is reclassified from stockholders’ equity to profit or loss. Impairment losses on equity investments are not reversed through the profit or loss; increases in their fair value after impairment are recognized in stockholders’ equity.

In the case of debt instruments classified as an AFS financial asset, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of the “Interest income” account in the consolidated statement of income. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through profit or loss.

q7.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Companies have transferred their rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Companies have transferred substantially all the risks and rewards of the asset, or (b) the Companies have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

q8.

Derivative financial instruments

 The Company enters into and engages in cross currency swap, interest rate swap and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments are not designated in a qualifying hedge relationship and are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.

Financial Instruments (continued)

q8.

Derivative financial instruments (continued)

 Any gains or losses arising from changes in fair value of derivatives during the period that do not qualify for hedge accounting are taken directly to profit or loss.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the consolidated balance sheet which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

 The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are credited (charged) to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the consolidated statement of income.

r.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At balance sheet date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to assets under construction and installation.

For March 31, 2009 and 2010, the foreign exchange rates used (in full amounts) were Rp11,575 and Rp9,115, respectively, per US$1 computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the period.

s.

Income Tax

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to stockholders’ equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current period operations, except to the extent that they relate to items previously charged or credited to stockholders’ equity.

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.

Segment Reporting

The Companies follow SAK 5 (Revised 2000), “Segment Reporting”, in the presentation of segment reporting in their financial statements. SAK 5 (Revised 2000) provides more detailed guidance for identifying reportable business segments and geographical segments. The financial information which is used by management for evaluating the segment performance is presented in Note 32.

u.

Basic Earnings per Share / ADS

In accordance with SAK 56, “Earnings per Share”, the amount of basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period.

The amount of basic earnings per ADS is computed by multiplying basic earnings per share by 50, which is equal to the number of shares per ADS.

v.

Transactions with Related Parties

The Companies account for transactions with related parties as described in SAK 7, “Transactions with Related Parties”.

The details of the accounts and the significant transactions entered into with related parties are presented in Note 26.

w.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

TRANSLATIONS OF RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in rupiah. The translations of the rupiah into U.S. dollar (US$) are included solely for the convenience of the readers, using the average buying and selling rate published by Bank Indonesia (Central Bank) on March 31, 2010 of Rp9,115 to US$1 (in full amounts). The convenience translations should not be construed as representations that the rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

2009

2010

Cash on hand

Rupiah

1,496

1,429

Cash in banks

Related parties (Note 26)

Rupiah

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

2,278

16,086

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

28,952

13,451

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

3,511

5,240

PT Bank Pembangunan Daerah DKI Jakarta

2,641

5,223

PT Bank Tabungan Negara (Persero) (“BTN”)

1,767

3,571

PT Bank Pembangunan Daerah Yogyakarta (“BPD-DIY”)

1,817

2,146

PT Bank Syariah Mandiri (“Mandiri Syariah”)

1,087

1,731

PT Bank Pembangunan Daerah Sulawesi Utara (“BPD-Sulut”)

-

1,236

Others (each below Rp1,000)

2,740

2,326

U.S. dollar

Mandiri (US$4,502 in 2009 and US$9,791 in 2010)

52,109

89,249

BNI (US$171)

-

1,555

Others (US$51 in 2009 and US$1 in 2010)

591

9

Third parties

Rupiah

PT CIMB Niaga Tbk (formerly PT Bank Niaga Tbk)

(“CIMB Niaga”)

14,353

27,861

PT Bank Central Asia Tbk (“BCA”)

65,284

12,711

The Hongkong and Shanghai Banking Corporation

Limited, Jakarta Branch (“HSBC”)

2,823

10,551

PT Bank Danamon Indonesia Tbk (“Danamon”)

12,826

9,033

PT Bank Internasional Indonesia (“BII”)

543

5,697

Deutsche Bank AG, Jakarta Branch (“DB”)

12,384

188

Others (each below Rp5,000)

11,587

11,085

U.S. dollar

Fortis Bank, The Netherlands (US$4,133 in 2009 and

US$4,157 in 2010)

47,839

37,893

Citibank, Singapore (US$1,227 in 2009 and

US$2,281 in 2010)

14,208

20,787

Citibank N.A., Jakarta Branch (“Citibank”)

(US$1,348 in 2009 and US$1,801 in 2010)

15,604

16,420

CIMB Niaga (US$817)

-

7,450

DB (US$3,584 in 2009 and US$295 in 2010)

41,485

2,686

Others (US$905 in 2009 and US$122 in 2010)

10,476

1,107

346,905

305,292

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

2009

2010

Time deposits and deposits on call

Related parties (Note 26)

Rupiah

Mandiri

426,450

1,034,300

BRI

256,500

384,500

BNI

80,390

359,070

BTN

170,600

167,000

Mandiri Syariah

51,000

106,000

Others

2,500

10,300

U.S. dollar

Mandiri (US$59,914 in 2009 and US$40 in 2010)

693,507

363

BNI (US$80,000)

926,000

-

BRI (US$40,000)

463,000

-

Others (US$225)

-

2,051

Third parties

Rupiah

PT Bank DBS Indonesia (“DBS”)

100,000

150,000

PT Bank Muamalat Indonesia Tbk (“Muamalat”)

60,000

109,000

DB

18,201

90,711

CIMB Niaga

39,300

59,000

PT Bank Bukopin Tbk

13,200

26,900

Danamon

20,800

22,800

PT Bank Tabungan Pensiunan Nasional Tbk

18,500

17,000

PT Bank Syariah Mega Indonesia

-

12,550

PT Bank Mega Tbk

1,000

7,000

PT Bank Himpunan Saudara 1906 Tbk

-

7,000

Citibank

13,870

1,475

Others (each below Rp5,000)

11,611

5,000

U.S. dollar

     DB (US$20,324 in 2009 and US$20,846 in 2010)

235,252

190,015

CIMB Niaga (US$3,500 in 2009 and US$1,500 in 2010)

40,513

13,673

Bank UOB Indonesia (US$25,000)

289,375

-

Muamalat (US$15,000)

173,625

-

4,105,194

2,775,708

Total

4,453,595

3,082,429

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.50% to 14.50% in 2009 and from 2.50% to 9.50% in 2010, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.001% to 6.00% in 2009 and from 0.05% to 4.75% in 2010.

The interest rates on time deposits and deposits on call in related parties are comparable to those offered by third parties.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

2009

2010

Related parties (Note 26)

Telkom (including US$274 in 2009 and US$75 in 2010)

17,728

29,092

Others (including US$4,423 in 2009 and US$7,452 in 2010)

117,668

181,112

Total

135,396

210,204

Less allowance for doubtful accounts

64,559

70,705

Net

70,837

139,499

Third parties

Overseas international carriers (US$76,262 in 2009

and US$102,152 in 2010)

882,906

931,114

Local companies (including US$22,363 in 2009 and US$15,906

in 2010)

503,458

425,177

Post-paid subscribers of:

Cellular

192,933

289,805

Fixed lines

19,036

14,070

Fixed wireless

14,793

6,821

Total

1,613,126

1,666,987

Less allowance for doubtful accounts

391,718

402,854

Net

1,221,408

1,264,133

Total

1,292,245

1,403,632

The aging schedule of the accounts receivable - trade is as follows:

2009

2010

Number of     Percentage  Percentage

Months Outstanding

Amount

(%)

Amount

(%)

Related parties

0 - 6 months

76,855

56.76

157,410

74.89

7 - 12 months

7,736

5.71

15,518

7.38

13 - 24 months

6,543

4.83

6,183

2.94

Over 24 months

44,262

32.70

31,093

14.79

Total

135,396

100.00

210,204

100.00

Third parties

0 - 6 months

908,852

56.34

837,189

50.22

7 - 12 months

228,431

14.16

195,641

11.74

13 - 24 months

208,126

12.90

328,822

19.72

Over 24 months

267,717

16.60

305,335

18.32

Total

1,613,126

100.00

1,666,987

100.00

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The changes in the allowance for doubtful accounts provided on the accounts receivable - trade are as follows:

    Related

Third

Total

Parties

Parties

March 31, 2009

Balance at beginning of period

496,163

69,444

426,719

Provision (Note 23)

31,745

3,805

27,940

Net effect of foreign exchange adjustment

24,688

604

24,084

Write-offs

(96,319

)

(9,294

)

(87,025)

Balance at end of period

456,277

64,559

391,718

March 31, 2010

Balance at beginning of period

461,810

57,538

404,272

Provision (Note 23)

18,787

13,993

4,794

Net effect of foreign exchange adjustment

(7,038

)

(826

)

(6,212)

Balance at end of period

473,559

70,705

402,854

Individual impairment

151,305

51,739

99,566

Collective impairment

322,254

18,966

303,288

Total

473,559

70,705

402,854

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

300,284

76,530

223,754

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk, except for the trade accounts receivable from Telkom.

Management believes the established allowance is sufficient to cover probable losses from uncollectible accounts receivable.

6.

PREPAID TAXES

This account consists of the following:

2009

2010

Claims for tax refund

336,486

589,242

Value Added Tax (“VAT”)

296,878

87,094

Others

4,642

5,448

Total

638,006

681,784

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

PREPAID TAXES (continued)

Claims for tax refund as of March 31, 2009 and 2010 mainly consist of the Company’s corporate income tax for fiscal years 2004, 2005, 2006 and 2009 and Satelindo’s corporate income tax for fiscal year 2002 and income tax article 26 for fiscal years 2002 and 2003.

On February 18, 2008, the Company received Decision Letter No. KEP-0067/WPJ.19/BD.05/2008 from the Directorate General of Taxation (“DGT”) declining the Company’s objection to the correction on income tax article 26 for fiscal year 2004 amounting to Rp60,493 (including penalties and interest). On May 14, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the tax correction. As of March 31, 2010, the Company has not yet received any decision from the Tax Court on such appeal.

On May 27, 2008, the Company received the Decision Letter No. KEP-230/WPJ.19/BD.05/2008 from the DGT which partially accepted the Company’s objection on the remaining corrections on the 2005 corporate income tax amounting to Rp2,725. On July 17, 2008, the Company received the tax refund amounting to Rp1,785 after offsetting the additional tax underpayment for income tax article 26 for fiscal year 2005 amounting to Rp940 (see below). On August 21, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s remaining objection on the 2005 corporate income tax. As of March  31, 2010, the Company has not yet received any decision from the Tax Court on such appeal.

On June 4, 2008, the Company received Decision Letter No. 261/WPJ.19/BD.05/2008 from the DGT declining the Company’s objection to the tax correction on the 2005 income tax article 26. In addition, based on such Decision Letter, the Company was also charged for additional correction on income tax article 26 amounting to Rp940 for fiscal year 2005, which was accepted by the Company. On September 2, 2008, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on the 2005 income tax article 26 amounting to Rp82,126 (including penalties and interest). As of March 31, 2010, the Company has not yet received any decision from the Tax Court on such appeal.

On July 4, 2008, the Company received Decision Letter No. KEP-00080/WPJ.19/KP.0303/2008 (KEP-00080) from the Tax Court accepting the Company’s objection to the correction of
2003 corporate income tax amounting to Rp126,403. On December 24, 2008, the Company received Decision Letter No. KEP-539/WPJ.19/BD.05/2008 from the DGT increasing the overpayment amount by Rp84,650 in the assessment letter on tax overpayment (“SKPLB”) for fiscal year 2004, which amount is lower than the amount stated in KEP-00080. On January 21, 2009, the Company filed an appeal letter to the Tax Court to increase the SKPLB for fiscal year 2004 as stated in KEP-00080. On February 2, 2009, the Company received the tax refund from the Tax Office amounting to Rp84,650 for the additional tax overpayment of corporate income tax for fiscal year 2004. On December 4, 2009, the Company received from the Tax Court its Decision No. Put.20644/PP/M.II/2009 granting the request to increase the SKPLB for fiscal year 2004. Furthermore, on December 15, 2009, the DGT issued Decision Letter No. KEP-00101/WPJ.19/KP.0303/2009 to implement such Tax Court Decision (Note 35b).

On June 8, 2009, the Company received assessment letter on tax underpayment (“SKPKB”) from the DGT for Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest) (Note 13). The Company accepted a part of the correction of the 2002 corporate income tax amounting to Rp2,646 which was charged to current operations in 2009. Under Indonesian Tax Law, a taxpayer is required to pay the tax underpayment amount as stated in the SKPKB within one month from the date of the SKPKB. The taxpayer can reclaim the tax paid through an objection or appeal process. On August 28, 2009, the Company submitted an objection letter to the Tax Office regarding the remaining correction on Satelindo’s 2002 corporate income tax. As of      March 31, 2010, the Company has not yet received any decision from the Tax Office on such objection.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

6.

PREPAID TAXES (continued)

On June 8, 2009, the Company also received SKPKBs from the DGT for Satelindo’s 2002 and 2003 income tax article 26 amounting to Rp51,546 and Rp40,307 (including penalties and interest), respectively (Note 13). On August 27, 2009, the Company submitted an objection letter to the Tax Office for the correction on Satelindo’s 2002 and 2003 income tax article 26. As of March 31, 2010, the Company has not yet received any decision from the Tax Office on such objection.

On September 7, 2009, the Company received the Decision Letter No.KEP-335/WPJ.19/BD.05/2009 from the DGT declining the Company’s objection to the remaining corrections on the 2006 corporate income tax. On December 2, 2009, the Company submitted an appeal letter to the Tax Court regarding the remaining corrections on the Company’s 2006 corporate income tax. As of March 31, 2010, the Company has not yet received any decision from the Tax Court on such appeal.

7.

INVESTMENTS IN ASSOCIATED COMPANIES

As of March 31, 2009 and 2010, this account consists of the following investments which are accounted for under the equity method:

Company’s

Portion of

Accumulated

Equity in

Undistributed

Net Loss of

Associated

Carrying

     Location             Principal Activity     Ownership (%)CostCompanies

Value

2009

PT Multi Media Asia Indonesia

Indonesia

Satellite-based

telecommunication

26.67

56,512

(212

)

56,300

PT Lintas Media Danawa *

Indonesia

Information and

communication services

35.00

700

-

700

PT Swadharma Marga

 Inforindo

Indonesia

Telecommunication

and information services

20.00

400

(114)

286

Total

57,612

(326

)

57,286

Less allowance for decline in value

56,586

Net

700

2010

PT Multi Media Asia Indonesia

Indonesia

Satellite-based

telecommunication

26.67

56,512

(212

)

56,300

PT Lintas Media Danawa *

Indonesia

Information and

communication services

35.00

700

(278

)

422

PT Swadharma Marga

 Inforindo

Indonesia

Telecommunication

and information services

20.00

400

(114

)

286

Total

57,612

(604

)

57,008

Less allowance for decline in value

56,586

Net

422

*

PT Lintas Media Danawa (“LMD”) is an associated company of Lintasarta. LMD was established on July 28, 2008 to engage in information and communication services, such as data center services, e-learning and distant learning for public education services, and content services based on Internet Protocol (e.g., IPTV, internet game and internet payment gateway).

The Companies believe that the allowance for decline in value amounting to Rp56,586 as of March 31, 2009 and 2010 is adequate to cover probable losses on the above investments.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

8.

OTHER LONG-TERM INVESTMENTS

As of March 31, 2009 and 2010, this account consists of the following:

Investments in shares of stock accounted for under

the cost method - net

2,631

Equity securities which are available-for-sale*

99

Total

2,730

* consist of BNI and Telkom amounting to Rp89 and Rp10, respectively

Investments in shares of stock which are accounted for under the cost method:

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	2.26	50,000
ICO Global Communication (Holdings) Limited	Bahamas	Satellite service	0.0087	49,977
Asean Cableship Pte. Ltd. (“ACPL”)*	Singapore	Repair and maintenance of submarine cables	16.67	1,265
Others			12.80 -14.29	1,366
Total				102,608
Less allowance for decline in value				99,977
Net				2,631

*

The Company received dividend income from its investment in ACPL totalling US$2,736 (equivalent to Rp26,774) in 2009.

The Company provided allowance for decline in value of its investments in shares of stock accounted for under the cost method amounting to Rp99,977 as of  March 31, 2009 and 2010, which the Company believes is adequate to cover probable losses on the investments.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

2009

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Derecognitions

Reclassifications

of Period

Cost

Landrights

473,109

-

-

1,232

474,341

Buildings

551,700

7,088

-

56,896

615,684

Fixed access network

equipment

986,961

-

-

43,008

1,029,969

Operation and maintenance

center and measurement unit

1,098,407

-

-

60,795

1,159,202

Information technology

equipment

1,856,437

27

-

90,654

1,947,118

Office equipment

1,605,201

6,470

(6,896

)

18,174

1,622,949

Building and leasehold

 improvements

8,651,137

-

(14,604

)

508,877

9,145,410

Vehicles

24,171

-

-

688

24,859

Cellular technical

equipment

22,649,669

-

(817

)

1,156,497

23,805,349

Transmission and cross-

connection equipment

10,750,328

48,388

-

277,036

11,075,752

FWA technical equipment

904,347

-

-

60,882

965,229

Properties under

construction and

installation

13,926,944

4,240,040

-

(2,274,739)

15,892,245

Total

63,478,411

4,302,013

(22,317

)

-

67,758,107

Accumulated Depreciation

Buildings

258,796

7,048

-

-

265,844

Fixed access network

equipment

707,021

20,356

-

-

727,377

Operation and maintenance

center and measurement unit

791,781

37,084

-

-

828,865

Information technology

equipment

1,406,186

71,422

-

-

1,477,608

Office equipment

1,100,225

31,509

(6,896

)

-

1,124,838

Building and leasehold

improvements

3,130,120

184,797

(9,637

)

-

3,305,280

Vehicles

13,930

978

-

-

14,908

Cellular technical

equipment

11,359,453

512,419

(817

)

-

11,871,055

Transmission and cross-

connection equipment

5,905,416

222,283

-

-

6,127,699

FWA technical equipment

312,799

21,007

-

-

333,806

Total

24,985,727

1,108,903

(17,350

)

-

26,077,280

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

38,394,073

41,582,216

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

2010

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Derecognitions

Reclassifications

of Period

Cost

Landrights

504,620

15,977

-

2,468

523,065

Buildings

652,677

32

-

34,787

687,496

Fixed access network

equipment

1,069,005

-

-

35,542

1,104,547

Operation and maintenance

center and measurement unit

1,286,658

-

(91

)

13,485

1,300,052

Information technology

equipment

2,162,426

-

(13,052

)

257,708

2,407,082

Office equipment

1,682,984

13,607

(14,736

)

10,484

1,692,339

Building and leasehold

 improvements

10,924,318

-

(14,313

)

523,540

11,433,545

Vehicles

24,389

-

(442

)

59

24,006

Cellular technical

equipment

31,170,449

-

(5,193

)

2,227,461

33,392,717

Transmission and cross-

connection equipment

16,349,982

26,112

-

949,120

17,325,214

FWA technical equipment

1,284,431

-

-

31,299

1,315,730

Properties under

construction and

installation

7,706,513

1,082,976

-

(4,085,953)

4,703,536

Total

74,818,452

1,138,704

(47,827

)

-

75,909,329

Accumulated Depreciation

Buildings

283,781

6,664

-

-

290,445

Fixed access network

equipment

777,601

16,235

-

-

793,836

Operation and maintenance

center and measurement unit

959,924

34,951

(91

)

-

994,784

Information technology

equipment

1,686,303

74,023

(13,052

)

-

1,747,274

Office equipment

1,209,518

31,367

(14,736

)

-

1,226,149

Building and leasehold

improvements

3,952,460

219,835

(14,313

)

-

4,157,982

Vehicles

15,761

846

(220

)

-

16,387

Cellular technical

equipment

14,044,917

713,055

(5,193

)

-

14,752,779

Transmission and cross-

connection equipment

6,925,779

347,511

-

-

7,273,290

FWA technical equipment

434,990

29,839

-

-

464,829

Total

30,291,034

1,474,326

(47,605

)

-

31,717,755

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

44,428,807

44,092,963

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

During the three months ended March 31, 2009 and 2010, sales of certain property and equipment were made as follows:

2009

2010

Proceeds from sales

1,432

1,782

Net book value

(4,967

)

(222)

Gain (loss)

(3,535

)

  1,560

Depreciation expense charged to the consolidated statements of income amounted to Rp1,108,903 and Rp1,474,326 during the three months ended March 31, 2009 and 2010, respectively.

Management believes that there is no impairment in assets value or recovery of the impairment reserve as contemplated in SAK 48 for the current period.

On August 31, 2009, the Company launched its Satellite Palapa-D. The Satellite experienced an under-performance of the launch vehicle during the Satellites’ placement to its intended orbital position. Consequently, its orbital lifetime has been reduced. The insurance claim for the partial loss of the Satellite has been made and is recorded as a reduction of the cost of the Satellite. The Satellite has been in operation since November 2009 after going through the process of testing and arranging its orbital position in September and October 2009. On January 4 and 19, 2010, the Company collected the Palapa D-Satellite insurance claim amounting to US$58,008 (equivalent to Rp537,657) as a loss compensation for the decrease in the Satellite’s useful life from 15 years to 10.77 years due to the under-performance of the launch vehicle in the Satellite’s orbital process.

As of March 31, 2010, approximately Rp41,798 of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 15).

As of March 31, 2010, the Companies insured their respective property and equipment (except submarine cables and landrights) for US$290,881 and Rp47,009,440 including insurance on the Company‘s satellite amounting to US$211,096. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Companies’ properties under construction and installation as of March 31, 2009 and 2010 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

2009

Cellular technical equipment

5 - 99

9,092,175

April - December 2009

Transmission and cross-connection equipment

5 - 96

4,584,139

April - December 2009

Building and leasehold improvements

20 - 95

1,420,671

April 2009 - December 2011

FWA technical equipment

62 - 80

395,037

April - September 2009

Operation and maintenance center and

measurement unit

11 - 80

177,096

April - December 2009

Information technology equipment

15 - 90

103,136

April - September 2009

Others (each below Rp50,000)

5 - 95

119,991

April - December 2009

Total

15,892,245

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

9.

PROPERTY AND EQUIPMENT (continued)

Percentage of

Estimated Date

Completion

Cost

of Completion

2010

Cellular technical equipment

5 - 99

2,917,037

 April 2010 - September 2010

Transmission and cross-connection equipment

5 - 95

1,056,510

 April 2010 - September 2010

Building and leasehold improvements

6 - 95

456,402

 April 2010 - June 2011

FWA technical equipment

5 - 95

71,250

 April 2010 - September 2010

Building

20 - 90

58,249

 April 2010 - December 2010

Operation and maintenance center and

measurement unit

52 - 91

54,533

 April 2010 - June 2010

Others (each below Rp50,000)

30 - 95

89,555

 April 2010 - August 2010

Total

4,703,536

Borrowing costs capitalized to properties under construction and installation for the three months ended March 31, 2009 and 2010 amounted to Rp62,927 and Rp5,181, respectively.

10.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005 and in SMT in 2008.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Spectrum license

222,922

Customer base

- Post-paid

154,220

- Prepaid

73,128

Brand

147,178

Total

597,448

The changes in the goodwill and other intangible assets account are as follows:

2009

2010

Balance at beginning of period (Note 37)

1,833,392

1,580,080

Additions:

Non-integrated software

11,479

29,459

Amortization of goodwill

(59,058

)

(56,627

)

Amortization of other intangible assets

(8,685

)

(7,213

)

Balance at end of period

1,777,128

1,545,699

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

11.  LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the purchase and construction/ installation of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction/ installation of the property and equipment has reached a certain percentage of completion.

12.

PROCUREMENT PAYABLE

This account consists of payables for capital and operating expenditures procured from the following:

2009

2010

Third parties (including US$397,603 in 2009 and US$256,006

in 2010)

6,903,427

4,445,134

Related parties (Note 26) (including US$849 in 2009 and

US$1,044 in 2010)

103,328

93,256

Total

7,006,755

4,538,390

The billed amount of procurement payable amounted to Rp1,120,551 and Rp1,126,258 as of March 31, 2009 and 2010, respectively. The unbilled amount of procurement payable amounted to Rp5,886,204 and Rp3,412,132 as of  March 31, 2009 and 2010, respectively.

13.

TAXES PAYABLE

This account consists of the following:

2009

2010

Estimated corporate income tax payable,

less tax prepayments of Rp28,157 in 2009

and Rp40,756 in 2010

17,972

21,196

Income tax:

Article 21

8,007

21,488

Article 22

3,866

1,768

Article 23

14,882

6,854

Article 25

30,900

21,468

Article 26

15,546

13,799

Article 29

77,223

18,987

Article 4 (2)

10,601

9,807

VAT

5,997

3,905

Others

4,118

2,949

Total

189,112

122,221

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

The reconciliation between income before income tax and estimated taxable income of the Company for the three months ended March 31, 2009 and 2010 is as follows:

2009

2010

Income before income tax per consolidated statements of income

203,163

420,473

Subsidiaries’ income before income tax and effect of

inter-company consolidation eliminations

(46,343

)

(46,271

)

Income before income tax of the Company

156,820

374,202

Positive adjustments

Accrual of employee benefits - net

31,259

39,075

Amortization of goodwill and other intangible assets

6,201

10,517

Provision for termination, gratuity and compensation benefits of employees

7,970

8,498

Provision for doubtful accounts

52,406

5,935

Net periodic pension cost

-

4,063

Amortization of debt and bonds issuance costs, consent

solicitation fees and discount (Notes 15 and 16)

2,078

3,778

Representation and entertainment

2,302

1,323

Donation

1,541

449

Amortization of long-term prepaid license

1,141

-

Others

30,201

46,026

Negative adjustments

Depreciation - net

(29,742

)

(284,688

)

Equity in net income of investees

(64,785

)

(65,656

)

Interest income already subjected to final tax

(61,200

)

(27,889

)

Amortization of long term prepaid licenses

-

(8,751

)

Write-off of accounts receivable

(96,319

)

-

Net periodic pension cost

(2,065

)

-

Loss on sale of property and equipment

(1,825

)

-

Estimated taxable income of

the Company

35,983

106,882

The computation of the income tax expense for the three months ended March 31, 2009 and 2010 is as follows:

2009

2010

Estimated taxable income of the Company

35,983

106,882

Income tax expense - current (at statutory tax rates)

Company

10,075

26,720

Subsidiaries

36,054

35,232

Total income tax expense - current

46,129

61,952

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

2009

2010

Income tax expense (benefit) deferred - effect of temporary

differences at enacted maximum tax rates (28% in 2009

and 25% in 2010)

Company

Depreciation

8,328

71,172

Equity in net income of investees

16,196

16,414

Amortization of long-term prepaid licenses

(319

)

2,188

Accrual of employee benefits - net

(7,648

)

(9,769

)

Amortization of goodwill and other intangible assets

(1,737

)

(2,629

)

Provision for termination, gratuity

and compensation benefits of employees

(1,969

)

(2,124

)

Write-off of allowance (provision) for doubtful accounts - net

13,868

(1,484

)

Net periodic pension cost

578

(1,016

)

Amortization of debt and bonds issuance costs, consent

solicitation fees

and discount (Notes 15 and 16)

(582

)

(944

)

Others

511

(2,313

)

Net

27,226

69,495

Subsidiaries

(3,830

)

(3,691

)

Net income tax expense - deferred

23,396

65,804

Income tax expense - net

69,525

127,756

The computation of the estimated income tax payable for the three months ended March 31, 2009 and 2010 is as follows:

2009

2010

Income tax expense - current

Company

10,075

26,720

Subsidiaries

36,054

35,232

Total income tax expense - current

46,129

61,952

Less prepayments of income tax of the Company

Article 22

26,778

3,845

Article 23

425

98

Article 25

74,822

7,199

Total prepayments of income tax of the Company

102,025

11,142

Less prepayments of income tax of Subsidiaries

Article 22

-

955

Article 23

1,987

676

Article 25

17,878

45,430

Total prepayments of income tax of Subsidiaries

19,865

47,061

Total prepayments of income tax

121,890

58,203

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

2009

2010

Estimated income tax payable

Company

-

15,578

Subsidiaries

17,972

5,618

Total estimated income tax payable

17,972

21,196

Claims for tax refund (presented as part of “Prepaid Taxes”)

Company

91,950

-

Subsidiaries

1,783

17,447

Total claims for tax refund

93,733

17,447

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 28% in 2009 and 25% in 2010 to the income before income tax and the net income tax expense as shown in the consolidated statements of income for the three months ended March 31, 2009 and 2010 is as follows:

2009

2010

Income before income tax per consolidated statements

of income

203,163

420,473

Income tax expense at the applicable tax rate

56,886

105,118

Company’s equity in Subsidiaries’ income before income tax

and reversal of

inter-company consolidation eliminations

18,832

16,424

Tax effect on permanent differences

Employee benefits

4,878

4,541

Representation and entertainment

744

585

Donation

431

112

Interest income already subjected to final tax

(20,988

)

(9,219

)

Others

5,332

7,274

Others

3,410

2,921

Income tax expense - net per consolidated statements of income

69,525

127,756

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of March 31, 2009 and 2010 are as follows:

2009

2010

Deferred tax assets

Accrual of employee benefits - net

197,204

234,960

Allowance for doubtful accounts

111,159

110,994

Allowance for decline in value of investment in associated

company and

other long-term investments

39,069

39,069

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

Deferred tax assets (continued)

2009

2010

Pension cost

17,197

18,906

Allowance for decline in value of short-term investments

6,349

6,349

Others

-

4,661

Total

370,978

414,939

Deferred tax liabilities

Property and equipment

1,499,786

1,782,248

Investments in subsidiaries/associated companies - net of

amortization of goodwill and other intangible assets

190,977

210,283

Deferred debt and bonds issuance costs, consent solicitation fees and discount

2,223

12,162

Long-term prepaid licenses*

2,770

6,999

Difference in transactions of equity changes in associated

companies/subsidiaries

1,460

1,460

Others

3,952

658

Total

1,701,168

2,013,810

Deferred tax liabilities - net

1,330,190

1,598,871

* reclassified from the amortization of goodwill and other intangible assets in 2009 related to 3G license (Note 37)

The breakdown by entity of the deferred tax assets and liabilities outstanding as of March 31, 2009 and 2010 is as follows:

       2009

2010

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

1,330,190

-

1,598,871

Subsidiaries

Lintasarta

66,721

-

77,005

-

IMM

5,635

-

14,169

-

APE

-

459

-

4,562

SMT

-

375

-

1,171

ISP

-

331

-

619

Total

72,356

1,331,355

91,174

1,605,223

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation of property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the doubtful accounts are written off, the  allowance for decline in value of investments in associated  company and other long-term investments is realized upon sale of the investments and the pension cost is paid.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

13.

TAXES PAYABLE (continued)

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated company, and debt and bonds issuance costs, consent solicitation fees and discount.

A valuation allowance has been established for certain deferred tax assets of a subsidiary. This valuation allowance reduced tax assets to an amount which is probable to be realized.

On June 8, 2009, the Company received SKPKBs from the DGT for Satelindo’s 2002 and 2003 income tax articles 21, 23 and 4(2), and VAT totalling Rp28,960 (including penalties and interest), which were charged to current operations in 2009.

On June 8, 2009, the Company received SKPKB from the DGT for Satelindo’s 2003 corporate income tax amounting to Rp30,870 (including interest), which was charged to current operations in 2009.

On July 7, 2009, the Company paid all tax underpayments that resulted from the tax audit of Satelindo’s corporate income tax, income tax articles 4(2), 21, 23 and 26, and VAT for fiscal years 2002 and 2003 totalling Rp257,492 (Note 6).

The tax losses carryover of SMT as of March 31, 2010 can be carried forward through 2015 based on the following schedule:

Year of Expiration

Amount

2011

14,190

2012

30,205

2013

26,660

2014

31,901

2015

13,095

Total

116,051

14.

ACCRUED EXPENSES

This account consists of the following:

2009

2010

Network repairs and maintenance

269,025

304,289

Interest

318,512

243,019

Employee benefits

143,567

166,447

Utilities

15,384

145,329

Dealer incentive

52,337

131,563

Marketing

137,554

120,885

Consultancy fees

82,587

75,137

Universal Service Obligation (“USO”)

39,186

55,867

Rental

33,417

24,475

Administration and general

31,078

22,723

Radio frequency fee

87,472

14,442

Concession fee

37,810

14,098

Others (each below Rp20,000)

83,784

147,155

Total

1,331,713

1,465,429

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE

This account consists of the following:

2009

2010

Related party (Note 26)

Mandiri - net of unamortized debt issuance cost and consent

solicitation fees of Rp6,263 in 2009 and Rp6,820 in 2010

1,793,737

2,593,180

Third parties - net of unamortized debt issuance cost and consent solicitation fees of Rp237,922 in 2009 and Rp236,007 in 2010;

unamortized debt discount of Rp30,415 in 2009 and Rp24,302

in 2010

10,602,235

11,125,015

Total loans payable

12,395,972

13,718,195

Less current maturities:

Related party

200,000

400,000

Third parties

565,235

1,133,137

Total current maturities

765,235

1,533,137

Long-term portion

11,630,737

12,185,058

The details of the loan from Mandiri are as follows:

a.

Mandiri

•

Credit Facility 1 from Mandiri

On September 18, 2007, the Company obtained a five-year unsecured credit facility from Mandiri amounting to Rp2,000,000 for the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  average 3-month Jakarta Inter-Bank Offered Rate (“JIBOR”) plus 1.5% per annum. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On September 27 and December 27, 2007, the Company made the first and second loan drawdowns representing the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted without penalty if the repayment is made after the 24th month from the date of the agreement subject to 7 days’ prior written notice. Repayment prior to the 24th month after the agreement date is allowed with penalty of 2% of the prepaid amount.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

a.

Mandiri (continued)

•

Credit Facility 1 from Mandiri (continued)

On September 27, 2008, the Company paid the first annual installment amounting to Rp200,000.

On March 23, 2009, the five-year unsecured credit facility agreement with Mandiri was amended on the basis of the consent letter received on the same date, which represents the outstanding principal amount of Rp1,800,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

On September 25, 2009, the Company paid the second annual installment amounting to Rp200,000.

•

Credit Facility 2 from Mandiri

On July 28, 2009, the Company entered into a five-year unsecured credit facility agreement with Mandiri amounting to Rp1,000,000 for general corporate purposes. The loan bears interest at the annual rate of average 3-month JIBOR plus 4.00% per annum. The interest is payable quarterly. The repayment of the loan will be made annually, as follows: (a) 10% of the loan in the 1st and 2nd years after the loan drawdown, (b) 15% of the loan in the 3rd and 4th years after the loan drawdown and (c) 50% of the loan in the 5th year after the signing date of the agreement.

On July 31, 2009, the Company drew down the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted subject to 2% penalty of the prepaid amount.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

The loans from third parties consist of the following:

2009

2010

Syndicated U.S. Dollar Loan Facility - net of unamortized debt issuance cost and consent solicitation fees of Rp51,411

in 2009 and Rp40,277 in 2010

5,157,339

4,061,473

BCA - net of unamortized debt issuance cost and consent

solicitation fees of Rp7,113 in 2009 and Rp6,341 in 2010

2,292,887

2,993,659

HSBC France - net of unamortized debt issuance cost

and consent solicitation fees of Rp172,902 in 2009 and

Rp149,347 in 2010

1,509,435

1,594,511

AB Svensk Exportkredit, Sweden with Guarantee from Export

Kredit Namnden - net of unamortized debt issuance

cost of Rp34,519

-

1,165,422

Goldman Sachs International

Principal, net of unamortized debt discount of Rp30,415

in 2009 and Rp24,302

 in 2010

403,885

409,998

Foreign Exchange (FX) Conversion Option

212,152

72,528

15.

LOANS PAYABLE (continued)

2009

2010

DBS - net of unamortized debt issuance cost and consent

solicitation fees of Rp1,465 in 2009 and Rp1,073 in 2010

448,535

398,927

9-Year Commercial Loan - net of unamortized debt issuance

cost and consent solicitation fees of Rp4,082 in 2009 and

Rp3,481 in 2010

308,871

230,639

Finnish Export Credit Ltd. - net of unamortized debt issuance cost and consent solicitation fees of Rp949 in 2009 and

Rp969 in 2010

218,976

102,942

Investment Credit Facility 5 from CIMB Niaga

39,933

19,933

Investment Credit Facility 6 from CIMB Niaga

10,222

74,983

Total

10,602,235

11,125,015

Less current maturities

565,235

1,133,137

Long-term portion

10,037,000

9,991,878

b.

Syndicated U.S. Dollar Loan Facility - 13 Financial Institutions

On June 12, 2008, the Company entered into a five-year unsecured credit facility agreement with 13 financial institutions with ING Bank N.V. and DBS Bank Ltd. as arrangers and DBS as the facility agent, in the total amount of US$450,000. The loan proceeds are used to finance the Company’s (i) capital expenditure, (ii) purchase of a portion of its Guaranteed Notes Due 2010 and/or Guaranteed Notes 2012, and/or (iii) general working capital requirements. The loan bears interest at floating rates based on U.S. dollar LIBOR plus margin (1.9% per annum for onshore lenders and 1.85% per annum for offshore lenders), which is payable semi-annually.

The repayment of the loan drawdowns will be made semi-annually, as follows: (a) 25% of the total loan drawdowns in 3rd year after the signing date of the agreement (first repayment date), (b) 24% of the total loan drawdowns in 6th month after the first repayment date, (c) 8% each of the total loan drawdowns in 12th and 18th months after the first repayment date, and (d) 35% of the total loan drawdowns in 24th month after the first repayment date.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

Voluntary early repayment is permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice. The Company may repay the whole or any part of the loan before the due dates (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

On September 26 and October 30, 2008, the Company received the first and second drawdowns representing the full amount of the facility totalling US$450,000 (equivalent to Rp4,704,650).

On February 24, 2009, the Company amended the Syndicated U.S. Dollar Loan Facility based on the consent letter received on February 19, 2009 from DBS Bank Ltd., which covers the consent provided by a majority of the 13 financial institutions to which the aggregate principal amount of US$405,000 or 90% of the outstanding loan is payable. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

c.

BCA

•

Credit Facility 1 from BCA

On August 28, 2007, the Company obtained a five-year unsecured credit facility from BCA amounting to Rp1,600,000 for the repayment of Syndicated Loan Facility 2 and the purchase of telecommunications equipment. The loan bears interest at (i) fixed annual rates for the first two years (9.75% on the first year and 10.5% on the second year), and (ii) floating rates for the remaining years based on the prevailing annual rate of  3-month JIBOR plus 1.5% per annum. On September 20, 2007, the Company obtained an increase in the credit facility by Rp400,000. As a result, the credit facility has become Rp2,000,000. The interest is payable quarterly. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% each of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% each of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the first drawdown.

On September 27, October 26 and December 27, 2007, the Company made the first, second and third loan drawdowns representing the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted without penalty if the repayment is made after the 24th month from the date of the agreement subject to 7 days’ prior written notice. Repayment prior to the 24th month after the agreement is allowed with penalty of 2% of the prepaid amount.

On September 27, 2008, the Company paid the first annual installment amounting to Rp200,000.

On September 25, 2009, the Company paid the second annual installment amounting to Rp200,000.

•

Credit Facility 2 from BCA

On September 17, 2008, the Company entered into a three-year unsecured credit facility agreement with BCA amounting to Rp500,000 for the refinancing and/or purchase of telecommunications  equipment. The loan  bears  interest  at 3-month JIBOR  plus  2.25%  per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 20% of the total loan drawdowns in the first year, (b) 30% of the total loan drawdowns in the second year, and (c) 50% of the total loan drawdowns in the third year.

On March 16, 2009, the Company made the drawdown of the full amount of the facility.

On March 16, 2010, the Company paid the first annual installment amounting to Rp100,000.

Voluntary early repayment (whole or any part of the loan) is permitted with penalty of 1% of the prepaid amount.

On February 12, 2009, the Company amended its five-year and three-year BCA credit facility agreements based on the consent letter received on February 6, 2009, which represents the outstanding principal amounts of Rp1,800,000 and Rp500,000, respectively. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

c.

BCA (continued)

•

Credit Facility 3 from BCA

On June 8, 2009, the Company entered into a five-year unsecured credit facility agreement with BCA amounting to Rp1,000,000 for the refinancing and/or procurement of telecommunications equipment. The loan bears interest at 3-month JIBOR plus 4.00% per annum. The repayment of the loan drawdowns will be made annually, as follows: (a) 10% of the total loan drawdowns in the first and second years, (b) 15% of the total loan drawdowns in the third and fourth years, and (c) 50% of the total loan drawdowns in the fifth year.

On June 25, 2009, the Company drew down the full amount of the facility.

Voluntary early repayment (whole or any part of the loan) is permitted subject to 1% penalty of the prepaid amount, except for prepayment to refinance this credit facility.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

d.   HSBC France

On November 27, 2007, the Company entered into an unsecured facility agreement with HSBC France relating to:

•

12-year COFACE Term Facility Agreement (“COFACE Facility”)

This facility amounts to US$157,243 to be used to finance the payment of 85% of the French Content under the Palapa D Satellite Contract plus 100% of the COFACE Premium. The loan bears interest at the fixed annual rate of 5.69% which is payable semi-annually. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

The Company has already drawn from this credit facility the amount of US$157,186.69.

On March 29, 2010, the Company paid the first semi-annual installment amounting to US$7,859.

Voluntary early repayment is permitted only with a corresponding proportionate voluntary prepayment under SINOSURE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice. The Company may repay the whole or any part of the loan before the due date (in the minimum amount of US$10,000 and in an amount divisible by US$1,000). Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

•

12-year SINOSURE Term Facility Agreement (“SINOSURE Facility”)

This facility amounts to US$44,200 to be used to finance the payment of 85% of the Launch Service Contract.  The loan bears interest at floating rates based on U.S. dollar LIBOR plus 0.35% per annum, which is payable semi-annually. The total loan outstanding after the availability period shall be repaid in twenty semi-annual installments. The semi-annual repayment of the principal will start six months after the earlier of (a) date of successful completion of the Satellite In-Orbit Acceptance Review under the Palapa D Satellite Contract and (b) September 29, 2009.

15.

LOANS PAYABLE (continued)

d.   HSBC France (continued)

The Company has already drawn from this credit facility the amount of US$44,200.

On March 29, 2010, the Company paid the first semi-annual installment amounting to US$2,210.

Voluntary early repayment is permitted only with a corresponding proportionate voluntary prepayment under COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice. The Company may repay the whole or any part of the loan before the due date (in the minimum amount of US$10,000 and in an amount divisible by US$1,000). Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

On March 18, 2009, the Company amended the COFACE Facility and SINOSURE Facility agreements with HSBC France based on two consent letters received on March 11, 2009, which represent the outstanding principal amounts of US$157,243 and US$44,200, respectively. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

e.

AB Svensk Exportkredit (”SEK”), Sweden with Guarantee from Export Kredit Namnden (”EKN”)

On August 18, 2009, the Company obtained credit facilities guaranteed by EKN, Sweden with maximum amounts totalling US$315,000 for the purchase of Ericsson telecommunication equipment, with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”), Hong Kong and ABN Amro N.V. (“ABN-Amro”), Hong Kong Branch as the Original Lenders and arrangers, while HSBC Bank PLC, London, United Kingdom acted as the facility agent and EKN agent.

The agreement stipulates that the Original Lenders may assign any of their rights or transfer any of their rights and obligations as provided in the agreement to another bank or financial institution or SEK or EKN. On September 2, 2009, the Original Lenders transferred such rights and obligations to SEK.

The credit facilities consist of facilities A, B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively. The loans from the facilities bear interest at certain rates per annum as determined in the agreement and the related interest is payable semi-annually until the respective maturity dates. The repayment of each of facilities A, B and C shall be made in fourteen installments starting on May 31, 2009, February 28, 2010 and November 30, 2010, respectively.

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

Voluntary early repayment for each facility is permitted only if the repayment for facilities A, B and C is made at the same time and in proportionate amount for each of facilities A, B and C after the last day of the availability period and on a repayment date subject to 20 days’ prior written notice. The Company may repay the whole or any part of the loan before the due dates (in the minimum amount of US$5,000 and in an amount divisible by US$500). Any repayment shall satisfy the obligations of loan repayment in inverse chronological order for the relevant facility.

The Company has already drawn US$100,000 and US$38,787.50 from facilities A and B, respectively.

On November 30, 2009, the Company paid the first semi-annual installment for facility A amounting to US$7,142.86.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

f.

Goldman Sachs International (“GSI”)

On May 30, 2007, the Company received from GSI a loan amounting to Rp434,300 which was received in U.S. dollar amounting to US$50,000 for financing the purchase of telecommunications equipment. The loan will mature on May 30, 2013. The loan bears interest at the fixed annual rate of 8.75% applied on the Rp434,300, which is payable quarterly every February 28, May 30, August 30 and November 30 commencing on August 30, 2007 up to May 30, 2012.

The loan agreement provides an option for GSI to convert the loan payable into a U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”). The fair value of the FX Conversion Option as of March 31, 2009 and 2010 amounted to US$18,328.50 (equivalent to Rp212,152) and US$7,956.96 (equivalent to Rp72,528), respectively. If GSI takes such option, starting
May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal and both U.S. dollar principal and interest thereon will be due on May 30, 2013.

Based on the loan agreement, the Company is required to notify GSI regarding the following events which can result in loan termination, such as (i) certain changes affecting withholding taxes in the United Kingdom or Indonesia, (ii) default under Guaranteed Notes due 2012 (Note 16), (iii) default under the Company’s USD Notes and IDR Bonds (Note 16), (iv) redemption, purchase or cancellation of the Guaranteed Notes Due 2012 (Note 16) and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation, and (v) change of control in the Company.

On June 24, 2008, the Company received a waiver letter from GSI affirming that it will not terminate the loan due to the change of control in the Company (Note 19).

g.

DBS

On November 1, 2007, the Company obtained a five-year unsecured credit facility from DBS with a maximum amount of Rp500,000 for capital expenditure and general corporate purposes. The loan bears interest at (i) fixed annual rates for the first two years (9.7% in the first year and 10.4% in the second year), and (ii) floating rates for the remaining years based on prevailing annual interest rate of 3-month Certificates of Bank Indonesia plus 1.5% per annum. The interest is payable quarterly.  The repayment of the loan drawdowns will be made annually, as follows: (a) 10% each of the total loan drawdowns in the 1st and 2nd years after the first drawdown, (b) 15% each of the total loan drawdowns in the 3rd and 4th years after the first drawdown, and (c) 50% of the total loan drawdowns in the 5th year after the signing date of the agreement.

On January 31, 2008, the Company drew down the full amount of the facility.

Based on the credit facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Voluntary early repayment is permitted on each interest payment date without penalty if the repayment is made after the 24th month from the date of the first drawdown subject to 15 days’ prior written notice. Repayment prior to the 24th month after the agreement date is allowed with penalty of 1% of the prepaid amount.

On January 30, 2009, the Company paid the first annual installment amounting to Rp50,000.

On February 1, 2010, the Company paid the second annual installment amounting to Rp50,000.

On March 25, 2009, the Company amended its five-year unsecured credit facility agreement with DBS based on the consent letter received on February 27, 2009, which represents the outstanding principal amount of Rp500,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

h.

9-Year Commercial Facility with HSBC Jakarta Branch, CIMB Niaga (formerly PT Bank Lippo Tbk) and Bank of China Limited, Jakarta Branch

On November 27, 2007, the Company entered into an unsecured facility agreement with HSBC Jakarta Branch as the arranger and HSBC Limited, Hong Kong as the facility agent, relating to a
9-year Commercial Facility Agreement amounting to US$27,037 from HSBC Jakarta Branch to finance the construction and launch of the satellite and the payment of the SINOSURE Premium in connection with the SINOSURE Facility (Note 15d). The loan bears interest at floating rates based on U.S. dollar LIBOR plus 1.45% per annum, which is payable semi-annually.

The repayment of the loan shall be made in fifteen semi-annual installments starting 24 months from the date of the loan agreement. For the 1st five installments, the Company will repay US$1,351.85 each and US$2,027.78 for the remaining installments thereafter.

The agreement also stipulates that HSBC Jakarta Branch may assign any of its rights or transfer any of its rights and obligations as provided in the agreement to another bank or financial institution. On March 10, 2008, HSBC Jakarta Branch transferred such rights and obligations to CIMB Niaga and Bank of China Limited, Jakarta Branch.

On April 1, 2008, the Company received the full drawdown from the 9-year Commercial Facility. The drawdown consisted of US$13,537 (equivalent to Rp124,527) from HSBC Jakarta Branch, US$10,000 (equivalent to Rp91,990) from CIMB Niaga and US$3,500 (equivalent to Rp32,197) from Bank of China Limited, Jakarta Branch.

Based on the facility agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

Voluntary early repayment is permitted only on each repayment date after the first repayment date subject to 30 days’ prior written notice. The Company may repay the whole or any part of the loan before the due date (in the minimum amount of US$5,000 and in an amount divisible by US$1,000). Any repayment shall satisfy the obligations of loan repayment proportionately.

On March 18, 2009, the Company amended its 9-Year Commercial Facility based on the consent letter received on March 5, 2009 from HSBC Limited, Hong Kong which represents the aggregate principal amount of US$17,057 or 63% of the outstanding loan. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

On November 27, 2009, the Company paid the first annual installment amounting to US$1,351.85.

i.

Finnish Export Credit Ltd. (“FEC”)

On May 12, 2006, the Company obtained a credit facility from FEC amounting to US$38,000, with ABN-AMRO Bank N.V., Jakarta Branch as the arranger and ABN-AMRO Bank N.V., Stockholm Branch as the facility agent, to be used for the purchase of telecommunications equipment. The loan bears interest at the fixed annual rate of 4.15%. The loan, together with the related interest, is payable semi-annually until May 12, 2011.

Voluntary early repayment is permitted only after 60 days from the date of the loan agreement subject to 15 days’ prior written notice. The Company may repay the whole or any part of the loan before the due dates (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

Based on the loan agreement, the Company is required to comply with certain covenants, such as maintaining certain financial ratios.

15.

LOANS PAYABLE (continued)

i.

Finnish Export Credit Ltd. (“FEC”) (continued)

On March 20, 2009, the Company amended its credit facility agreement with FEC based on the consent letter received on February 27, 2009 from ABN-AMRO N.V., Stockholm Branch, which represents the outstanding principal amount of US$19,000. The amendment included the changes in the definition of certain terms and the financial ratios required to be maintained.

j.

Investment Credit Facility 5 from CIMB Niaga

On July 10, 2007, Lintasarta obtained a credit facility from CIMB Niaga amounting to Rp50,000 for the purchase of telecommunications equipment, computers and other supporting facilities. The loan bears interest at the prevailing annual rate of 1-month Certificate of Bank Indonesia plus 2.25% per annum. The quarterly repayment of the principal started on October 10, 2008, at Rp5,000 each quarter up to January 10, 2011. Lintasarta has already drawn the full amount of this credit facility.

Voluntary early repayment is permitted only on interest payment date subject to 3 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty of 1% of the early repaid amount.

The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility. The loan also has the same restrictive covenants as the Investment Credit Facility 6 from CIMB Niaga.

k.

Investment Credit Facility 6 from CIMB Niaga

On February 24, 2009, Lintasarta obtained a loan from a credit facility from CIMB Niaga for the purchase of telecommunications equipment, computers and other supporting facilities amounting to Rp75,000. The loan bears interest at the annual rate of 14.5%, which is subject to change by CIMB Niaga depending on the market condition. The quarterly repayment of the principal amount of Rp7,500 will start on May 24, 2010 up to August 24, 2012.

As of March 31, 2010, Lintasarta has already drawn the full amount of this facility. The loan is collateralized by all equipment (Note 9) purchased from the proceeds of the credit facility. The loan also has the same restrictive covenants as the Investment Credit Facility 5.

Voluntary early repayment is permitted only on interest payment date subject to 15 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty determined by CIMB Niaga.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

15.

LOANS PAYABLE (continued)

The scheduled principal payments from 2011 to 2015 and thereafter of all the loans payable as of March 31, 2010 are as follows:

Twelve months ending March 31,

  2015 and

        2011

   2012

2013

2014

  thereafter        Total

In rupiah

BCA

550,000

650,000

1,150,000

150,000500,0003,000,000

Mandiri

400,000

400,000

1,150,000

150,000500,0002,600,000

DBS

75,000

75,000

250,000

-

-400,000

GSI

-

-

-

434,300

-434,300

CIMB Niaga

49,933

30,000

14,983

-

-

94,916

Sub-total

1,074,933

1,155,000

2,564,983

734,300

1,000,000

6,529,216

In U.S. dollar

Syndicated U.S. Dollar

   Loan facility

   (US$450,000)

-

2,009,858

656,280

1,435,612

-4,101,750

HSBC France0020

   (US$191,317.36)

183,564

183,564

183,564

183,564

1,009,602

1,743,858

SEK, Sweden

(US$131,644.64)

180,721

180,721

180,721

180,721

477,057

1,199,941

9-Year Commercial

   Facility (US$25,685.15)

24,644

24,644

36,966

36,966

110,900

234,120

GSI (US$7,956.96)

-

-

-

72,528

-

72,528

FEC (US$11,400)

69,274

34,637

-

-

-103,911

Sub-total

458,203

2,433,424

1,057,531

1,909,391

1,597,559

7,456,108

Total

1,533,136

3,588,424

3,622,514

2,643,691

2,597,559

Less:

- unamortized debt issuance costs and consent solicitation fees

(242,827

)

- unamortized debt discount

(24,302

)

Net

13,718,195

The amortization of debt issuance, discount and consent solicitation fees on the loans for the three months ended March 31, 2009 and 2010 amounted to Rp6,057 and Rp17,162, respectively (Note 24).

As of March 31, 2009 and 2010, the Companies have complied with all financial ratios required to be maintained under the loan agreements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE

This account consists of the following:

2009

2010

Fifth Indosat Bonds in Year 2007 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation fees of

Rp13,267 in 2009 and

 Rp12,371 in 2010

2,586,733

2,587,629

Guaranteed Notes Due 2010 - net of unamortized notes issuance cost of Rp6,266 in 2009

and Rp3,068 in 2010

2,710,970

2,136,651

Seventh Indosat Bonds in Year 2009 with Fixed Rates - net of unamortized bonds issuance cost of Rp5,988

-

1,294,012

Sixth Indosat Bonds in Year 2008 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp6,779 in 2009 and Rp6,657 in 2010

1,073,221

1,073,343

Guaranteed Notes Due 2012 - net of unamortized notes discount of Rp3,882 in 2009 and Rp2,847 in 2010; and unamortized

notes issuance cost of Rp8,128 in 2009 and Rp5,957 in 2010

1,254,411

988,468

Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp5,647 in 2009

and Rp3,412 in 2010

809,353

811,588

Third Indosat Bonds in Year 2003 with Fixed Rates - net of

unamortized

bonds issuance cost and consent

solicitation fees of Rp3,651 in 2009

and Rp1,462 in 2010

636,349

638,538

Indosat Sukuk Ijarah III in Year 2008 - net of unamortized bonds issuance cost and consent solicitation fees of Rp3,549 in 2009 and Rp3,366 in 2010

566,451

566,634

Indosat Sukuk Ijarah II in Year 2007 - net of unamortized bonds issuance cost and consent solicitation fees of Rp2,005 in 2009 and Rp1,786 in 2010

397,995

398,214

Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost and consent solicitation fees of

Rp1,993 in 2009 and Rp1,204 in 2010

283,007

283,796

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

- net of unamortized consent solicitation fees of Rp600 in 2009 and Rp655 in 2010

199,400

199,345

Indosat Sukuk Ijarah IV in Year 2009 - net of unamortized

bonds issuance cost of Rp955

-

199,045

Limited Bonds II issued by Lintasarta*

31,150

25,000

Limited Bonds I issued by Lintasarta**

25,292

16,989

Total bonds payable

10,574,332

11,219,252

Less current maturities (net of unamortized notes and bonds

issuance cost and consent solicitation fees

totalling Rp4,530 in 2010)

56,442

2,775,189

Long-term portion

10,517,890

8,444,063

*

after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company

**

after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Fifth Indosat Bonds in Year 2007 with Fixed Rates

On May 29, 2007, the Company issued its Fifth Indosat Bonds in Year 2007 with Fixed Rates (“Fifth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp2,600,000. The bonds consist of two series:

•

Series A bonds amounting to Rp1,230,000 which bear interest at the fixed rate of 10.20% per annum starting May 29, 2007. These bonds will mature on May 29, 2014.

•

Series B bonds amounting to Rp1,370,000 which bear interest at the fixed rate of 10.65% per annum starting May 29, 2007. These bonds will mature on May 29, 2017.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

PT Kustodian Sentral Efek Indonesia (“KSEI”), acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

starting August 29, 2007 and every quarter thereafter up to May 29, 2014.

Series B

:

starting August 29, 2007 and every quarter thereafter up to May 29, 2017.

The Company received the proceeds of the bonds on May 31, 2007.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the General Meeting of Bondholders (“RUPO”) dated March 24, 2009, the bondholders of the Fifth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

Guaranteed Notes Due 2010

In October 2003, the Company, through IFB, issued Guaranteed Notes Due 2010 with fixed rate and with a total face value of US$300,000. The notes bear interest at the fixed rate of 7.75% per annum payable in semi-annual installments on May 5 and November 5 of each year, commencing on   May 5, 2004. The notes will mature on November 5, 2010.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2010 (continued)

The notes are redeemable at the option of IFB, in whole or in part, at any time on or after
November 5, 2008. The notes are redeemable at prices equal to 103.8750%, 101.9375% and 100.0000% of the principal amount during the 12-month period commencing on November 5 of 2008, 2009 and 2010, respectively. The notes are also redeemable at the option of IFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IFB’s assets), the holder of the notes has the right to require IFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were received on November 5, 2003 and used primarily to repay a portion of Indosat’s (including Satelindo’s and IM3’s) outstanding indebtedness amounting to Rp1,500,000 and US$447,500.

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

On January 11, 2006, IFB released a solicitation relating to the outstanding notes. The primary purpose of the solicitation was to modify certain covenants under the indenture of the notes to conform with the terms in the indenture of Guaranteed Notes Due 2012. The amendment to the indenture included, among others, the change in the limit of the permitted debt that could be incurred by IFB and Lintasarta, and IFB’s ability to incur new debt.

On January 24, 2006, IFB received consents from holders of the notes representing an aggregate principal amount of US$239,526 or 79.842% of the outstanding notes.

On July 22, 2008, IFB announced the Change of Control Offer to all holders of the notes (Note 19). This offer was to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders exercised their rights that required IFB to repurchase all or any part of such holders’ notes.

On September 19, 2008, IFB paid a total of US$67,805 (equivalent to Rp642,109) for the purchased portion of the notes with a total principal amount of US$65,253 (equivalent to Rp617,946) at a price equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses.

Based on the latest rating reports (released in December 2009 and March 2010), the notes have BB and Ba1 (negative outlook) ratings from Standard & Poor’s (“S&P”) and Moody’s Investors Service (“Moody’s”), respectively (Note 35a).

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Seventh Indosat Bonds in Year 2009 with Fixed Rates

On December 8, 2009, the Company issued its Seventh Indosat Bonds in Year 2009 with Fixed Rates (“Seventh Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp1,300,000. The bonds consist of two series:

•

Series A bonds amounting to Rp700,000 which bear interest at the fixed rate of 11.25% per annum starting December 8, 2009. These bonds will mature on December 8, 2014.

•

Series B bonds amounting to Rp600,000 which bear interest at the fixed rate of 11.75% per annum starting December 8, 2009. These bonds will mature on December 8, 2016.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

starting March 8, 2010 and every quarter thereafter up to December 8, 2014.

Series B

:

starting March 8, 2010 and every quarter thereafter up to December 8, 2016.

The Company received the proceeds of the bonds on December 8, 2009.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for the purchase of Base Station Subsystem to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo.

Sixth Indosat Bonds in Year 2008 with Fixed Rates

On April 9, 2008, the Company issued its Sixth Indosat Bonds in Year 2008 with Fixed Rates (“Sixth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp1,080,000. The bonds consist of two series:

•

Series A bonds amounting to Rp760,000 which bear interest at the fixed rate of 10.25% per annum starting April 9, 2008. These bonds will mature on April 9, 2013.

•

Series B bonds amounting to Rp320,000 which bear interest at the fixed rate of 10.80% per annum starting April 9, 2008. These bonds will mature on April 9, 2015.

The bonds will mature before the maturity dates if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price temporarily or as an early settlement.

16.

BONDS PAYABLE (continued)

Sixth Indosat Bonds in Year 2008 with Fixed Rates (continued)

KSEI, acting as payment agent, shall pay interest on the bonds, as follows:

Series A

:

starting July 9, 2008 and every quarter thereafter up to April 9, 2013.

Series B

:

starting July 9, 2008 and every quarter thereafter up to April 9, 2015.

The Company received the proceeds of the bonds on April 9, 2008.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Sixth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo.

Guaranteed Notes Due 2012

On June 22, 2005, the Company, through IIFB, issued Guaranteed Notes Due 2012 with fixed rate and with a total face value of US$250,000. The notes were issued at 99.323% of their principal amount. The notes bear interest at the fixed rate of 7.125% per annum payable in semi-annual installments due on June 22 and December 22 of each year, commencing December 22, 2005. The notes will mature on June 22, 2012.

The notes will be redeemable at the option of IIFB, in whole or in part, at any time on or after
June 22, 2010 at prices equal to 103.5625%, 101.7813% and 100.0000% of the principal amount during the 12-month period commencing June 22, 2010, 2011 and 2012, respectively, plus accrued and unpaid interest and additional amounts, if any. In addition, prior to June 22, 2008, IIFB may redeem up to a maximum of 35% of the original aggregate principal amount, with the proceeds of one or more public equity offerings of the Company, at a price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. The notes are also redeemable at the option of IIFB, in whole but not in part, at any time, at a price equal to 103.5625% of the principal amount thereof, plus any accrued and unpaid interest and additional amounts to the date of redemption, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands that would require IIFB or the Company to pay an additional amount in respect of any note in excess of certain amounts. Upon a change in control of IIFB (including sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of IIFB’s assets), the holder of the notes has the right to require IIFB to repurchase all or any part of such holder’s notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to the purchase date.

The net proceeds, after deducting the underwriting fee and offering expenses, were received on      June 23, 2005 and used for general corporate purposes, including capital expenditures.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Guaranteed Notes Due 2012 (continued)

Based on the notes indenture, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The notes are unconditionally and irrevocably guaranteed by the Company.

On July 22, 2008, IIFB announced the Change of Control Offer to all holders of the notes
(Note 19). This offer was intended to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest up to the date of settlement and any additional amounts. Such offer expired on September 17, 2008. The bondholders exercised their rights that required IIFB to repurchase all or any part of such holders’ notes.

On September 19, 2008, IIFB paid a total of US$144,441 (equivalent to Rp1,367,858) for the purchased portion of the notes with a total principal amount of US$140,590 (equivalent to Rp1,331,387) at a price equal to 101% of the principal amount purchased, plus the accrued and unpaid interest up to settlement date and other additional expenses.

Based on the latest rating reports (released in December 2009 and March 2010), the notes have BB and Ba1 (negative outlook) ratings from S&P and Moody’s, respectively (Note 35a).

Fourth Indosat Bonds in Year 2005 with Fixed Rate

On June 21, 2005, the Company issued its Fourth Indosat Bonds in Year 2005 with Fixed Rate (“Fourth Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp815,000 in Rp50 denomination. The bonds bear interest at the fixed rate of 12% per annum, payable on a quarterly basis. The bonds will mature on June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Fourth Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Third Indosat Bonds in Year 2003 with Fixed Rates

On October 22, 2003, the Company issued its Third Indosat Bonds in the Year 2003 with Fixed Rates (“Third Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds were issued in two series. The Series A matured on October 21, 2008.

The Series B bonds which amount to Rp640,000 bear interest at the fixed rate of 12.875% per annum for 7 years starting October 22, 2003.

The bonds will mature if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the Series B bonds on the 6th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

KSEI, acting as payment agent, pays interest on the Series B bonds, starting January 22, 2004 and every quarter thereafter up to October 22, 2010.

The proceeds of the bonds were used as capital injection to Satelindo which, in turn, used the proceeds to repay its debts and Guaranteed Floating Rate Bonds.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Third Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the series B bonds have idAA+ (negative outlook) rating from Pefindo.

Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)

On April 9, 2008, the Company issued its Sukuk Ijarah III, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp570,000. The bonds will mature on
April 9, 2013.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”) (continued)

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on April 9, 2008.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Sukuk Ijarah III agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo.

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)

On May 29, 2007, the Company issued its Sukuk Ijarah II, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp400,000. The bonds will mature on May 29, 2014.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network.

The Company received the proceeds of the bonds on May 31, 2007.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”) (continued)

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Sukuk Ijarah II agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo.

Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)

On June 21, 2005, the Company issued its Syari’ah Ijarah Bonds, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp285,000 in Rp50 denomination. The bonds will mature on June 21, 2011.

Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.

The bonds will mature before maturity date if the Company exercises the following options:

•

Early Settlement Option

:

the Company has the right to make early payment for all the bonds on the 4th anniversary of the bonds at 100% of the bonds’ nominal value.

•

Buy-back Option

:

after the 1st anniversary of the bonds, the Company has the right to buy back part or all of the bonds at market price temporarily or as an early settlement.

The proceeds of the bonds were used for capital expenditure to expand the Company’s cellular network. Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of Indosat Syariah Ijarah Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo.

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

On November 6, 2002, the Company issued its Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (“Second Indosat Bonds”), with BRI as the trustee as covered under a Trustee Agreement. The bonds were issued in three series. The Series A and Series C bonds matured on November 6, 2007.

The Series B bonds which amount to Rp200,000 bear interest at the fixed rate of 16% per annum for 30 years starting February 6, 2003. The bonds mature if the Company or the bondholder exercises the following options:

16.

BONDS PAYABLE (continued)

Second Indosat Bonds in Year 2002 with Fixed and Floating Rates (continued)

-

Buy Option

:

the Company has the right to make early payment for all the Series B bonds on the 5th, 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value.

-

Sell Option

:

the bondholder has the right to ask for early settlement from the Company at 100% of the bonds’ nominal value: 1) at any time, if the rating of the bonds decreases to idAA- or lower (Special Sell Option) or 2) on the 15th, 20th and 25th anniversaries of the bonds (Regular Sell Option).

KSEI, acting as payment agent, pays interest on the Series B bonds starting February 6, 2003 and every quarter thereafter up to November 6, 2032.

The proceeds of the bonds were used to repay working capital loan from Mandiri and time loan facility from BCA.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the minutes of the RUPO dated March 24, 2009, the holders of the Second Indosat Bonds agreed to amend the Trustee Agreement related to the changes in the definition of certain terms and the financial ratios required to be maintained.

Based on the latest rating report (released in November 2009), the bonds have idAA+ (negative outlook) rating from Pefindo.

Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)

On December 8, 2009, the Company issued its Sukuk Ijarah IV, with BRI as the trustee as covered under a Trustee Agreement. The bonds have a total face value of Rp200,000. The bonds consist of two series:

•

Series A bonds amounting to Rp28,000 with annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.

•

Series B bonds amounting to Rp172,000 with annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on a quarterly basis starting March 8, 2010 up to December 8, 2016.

The bonds will mature before maturity date if, after the 1st anniversary of the bonds, the Company exercises its option to buy back part or all of the bonds at market price.

The Company received the proceeds of the bonds on December 8, 2009.

The net proceeds, after deducting the underwriting fee and offering expenses, were used for the purchase of Base Station Subsystem to expand the Company’s cellular network.

Based on the Trustee Agreement, the Company is required to comply with certain conditions, such as maintaining certain financial ratios.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”) (continued)

The bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

Based on the latest rating report (released in November 2009), the bonds have idAA(sy)+ (negative outlook) rating from Pefindo.

Limited Bonds II issued by Lintasarta

On June 14, 2006, Lintasarta entered into an agreement with its stockholders for the former to issue Limited Bonds II amounting to Rp66,150. The limited bonds represent unsecured bonds which were originally set to mature on June 14, 2009 and bore interest at the floating rates determined using the average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rates was 19% and the minimum limit was 11% per annum. The interest is payable on a quarterly basis starting September 14, 2006. The proceeds of the limited bonds were used for capital expenditure to expand Lintasarta’s telecommunication peripherals.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the issuance of the limited bonds (Note 15).

On June 14, 2009, Lintasarta paid a portion of the limited bonds amounting to Rp6,150. Based on the Minutes of the Joint Meeting of Lintasarta’s Boards of Commissioners and Directors held on May 20, 2009, the representatives of Lintasarta’s stockholders agreed to extend the maturity date of the remaining Limited Bonds II of Rp60,000 to June 14, 2012 and to increase the minimum limit of the floating interest rates to 12.75%. On August 25, 2009, the Limited Bonds II agreement, after being amended to accommodate the changes in maturity date and minimum limit of floating interest rates, was finalized.

Limited Bonds I issued by Lintasarta

In June 2003, Lintasarta entered into an agreement with its stockholders for the former to issue Limited  Bonds I amounting to Rp40,000. The limited bonds represent unsecured bonds which were originally set to mature on June 2, 2006 and bore interest at the fixed rate of 16% per annum for the first year and floating rates for the succeeding years.

On June 2, 2006 Lintasarta paid a certain portion of the limited bonds amounting to Rp5,144 and subsequently extended the maturity date of the remaining balance of Rp34,856 until June 2, 2009. The extension of maturity date was based on the first amendment dated June 14, 2006 of the Limited Bonds I agreement. The floating interest rates of the bonds were determined using the average
3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of the floating rates was 19% and the minimum limit was 11% per annum.

On July 17, 2006, Lintasarta obtained approval from CIMB Niaga on the changes in maturity date and nominal value of the limited bonds.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

16.

BONDS PAYABLE (continued)

Limited Bonds I issued by Lintasarta (continued)

On June 2, 2009, Lintasarta paid a portion of the limited bonds amounting to Rp8,303. Based on the Minutes of the Joint Meeting of Lintasarta’s Boards of Commissioners and Directors held on
May 20, 2009, the representatives of Lintasarta’s stockholders agreed to extend the maturity date of the remaining Limited Bonds I of Rp26,553 to June 2, 2012 and to increase the minimum limit of the floating interest rates to 12.75%. On August 25, 2009, the Limited Bonds I agreement, after being amended to accommodate the changes in maturity date and minimum limit of floating interest rates, was finalized.

The scheduled principal payments of all the bonds payable outstanding as of March 31, 2010 are as follows:

Twelve months ending March 31,

  2015 and

        2011

   2012

2013

2014

  thereafter *

        Total

In U.S. dollar

Guaranteed Notes *

Due 2010

(US$234,747)

2,139,719

-

-

-

-2,139,719

Due 2012

(US$109,410)

-

-

997,272

-

-

997,272

Sub-total

2,139,719

-

997,272

-

-3,136,991

In Rupiah

Fifth Indosat Bonds *

-

-

-

-

2,600,000

2,600,000

Seventh Indosat Bonds*

-

-

-

-

1,300,000

1,300,000

Sixth Indosat Bonds*

-

-

-

760,000

320,000

1,080,000

Fourth Indosat Bonds

 *

-

815,000

-

-

-815,000

Third Indosat Bonds *

640,000

-

-

-

-640,000

Sukuk Ijarah III *

-

-

-

570,000

-570,000

Sukuk Ijarah II *

-

-

-

-

400,000

400,000

Syari’ah Ijarah Bonds *

-

285,000

-

-

-

285,000

Second Indosat Bonds

 *

-

-

-

-

200,000

200,000

Sukuk Ijarah IV *

-

-

-

-

200,000

200,000

Limited Bonds II

-

-

25,000

-

-

25,000

Limited Bonds I

-

-

16,989

-

-

16,989

Sub-total

640,000

1,100,000

41,989

1,330,000

5,020,000

8,131,989

Total

2,779,719

1,100,000

1,039,261

1,330,000

5,020,000

Less:

-

unamortized bonds issuance costs and consent solicitation fees

(37,856

)

-

unamortized notes issuance cost

s

(9,025

)

-

unamortized notes discount

(2,847

)

Net

11,219,252

* Refer to previous discussion on early repayment options for each bond/note.

The amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and notes discount for the three months ended March 31, 2009 and 2010 amounted to Rp2,881 and Rp4,500, respectively (Note 24).

As of March 31, 2009 and 2010, the Companies have complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

17. FINANCIAL ASSETS AND LIABILITIES

The Companies have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from the Companies’ operations. The Companies’ principal financial liabilities, other than derivatives, consist of loans and bonds payable, procurement payable, trade and non-trade payables. The main purpose of these financial liabilities is to finance the Companies’ operations. The Company also enters into derivative transactions, primarily cross currency swaps and interest rate swaps for the purpose of managing its foreign exchange and interest rate exposures emanating from the Companies’ loans and bonds payable in foreign currencies.

The following table sets forth the Companies’ financial assets and financial liabilities as of
March 31, 2010:

Amount

Financial Assets

Held for trading

Derivative assets

152,834

Loans and receivable

Cash and cash equivalents

3,082,429

Accounts receivable

1,464,429

Other current financial assets

56,161

Due from related parties

7,458

Other non-current financial assets

61,797

Available for sale

Short-term investments

-

Other long-term investments

2,730

Total Financial Assets

4,827,838

Financial Liabilities

Held for trading

Derivative liabilities

211,531

Liabilities at amortized cost

Accounts payable - trade

568,749

Procurement payable

4,538,390

Deposits from customers

23,396

Accrued expenses

1,465,429

Loans payable - current maturities

1,533,137

Bonds payable - current maturities

2,775,189

Other current financial liabilities

66,711

Due to related parties

10,663

Loans payable - non-current maturities

12,185,058

Bonds payable - non-current maturities

8,444,063

Other non-current financial liabilities

6,744

Total Financial Liabilities

31,829,060

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17. FINANCIAL ASSETS AND LIABILITIES (continued)

The following table sets forth the carrying values and estimated fair values of the Companies financial instruments that are carried in the consolidated balance sheet as of March 31, 2010:

	Carrying Amount	Fair Value Amount
Current Financial Assets
Cash and cash equivalents	3,082,429	3,082,429
Short-term investments	-	-
Accounts receivable - net	1,464,429	1,464,429
Derivative assets	152,834	152,834
Other current financial assets	56,161	56,161
Total current financial assets	4,755,853	4,755,853

Non-Current Financial Assets
Due from related parties	7,458	6,431
Other long-term investments	2,730	2,730
Other non-current financial assets	61,797	43,463
Total non-current financial assets	71,985	52,624

Total Financial Assets	4,827,838	4,808,477

Current Financial Liabilities
Accounts payable - trade	568,749	568,749
Procurement payable	4,538,390	4,538,390
Deposits from customers	23,396	23,396
Accrued expense	1,465,429	1,465,429
Derivative liabilities	211,531	211,531
Loans payable - current maturities	1,533,137	1,519,698
Bonds payable - current maturities	2,775,189	2,839,313
Other current financial liabilities	66,711	66,711
Total current financial liabilities	11,182,532	11,233,217

Non-Current Financial Liabilities
Due to related parties	10,663	9,195
Loans payable – non current maturities	12,185,058	12,575,818
Bonds payable – non current maturities	8,444,063	8,619,902
Other non-current financial liabilities	6,744	6,744
Total non-current financial liabilities	20,646,528	21,211,659

Total Financial Liabilities	31,829,060	32,444,876

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Short-term financial assets and liabilities:

•

Short-term financial instruments with remaining maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade payables, procurement payable, accrued expenses, deposits from customers and other current financial liabilities)

These financial instruments approximate their carrying amounts largely due to their short-term maturities.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

17. FINANCIAL ASSETS AND LIABILITIES (continued)

Short-term financial assets and liabilities: (continued)

•

Derivative Financial Instruments

Cross currency swap contracts (including bifurcated embedded derivative)

These derivatives are measured at their fair values using internal valuation techniques as no quoted market prices exist for such instruments. The principal technique used to value these instruments is the use of discounted cash flows. The key inputs include interest rate yield curves, foreign exchange rates, Credit Default Spread (“CDS”), and the spot price of the underlying instruments.

Interest rate swap contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include interest rate yield curves and payment dates.

Long-term financial assets and liabilities:

•

Long-term fixed-rate and variable-rate financial liabilities (unquoted loans and bonds payable)

The fair value of these financial liabilities is determined by discounting future cash flows using applicable rates from observable current market transactions for instruments with similar terms, credit risk and remaining maturities.

•

Other long-term financial assets and liabilities (due from/to related parties, other non-current financial assets and liabilities)

Estimated fair value is based on discounted value of future cash flows adjusted to reflect counterparty risk (for financial assets) and the Companies’ own credit risk (for financial liabilities) and using risk-free rates for similar instruments.

•

Financial instruments quoted in an active market

The fair value of the bonds issued by the Company which are traded in an active market is determined with reference to their quoted market prices.

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of March 31, 2010.

18.

OTHER NON-CURRENT LIABILITIES

This account consists mainly of non-current portions of post-retirement benefits (Note 25), benefits under Labor Law No. 13/2003 (Note 25), other employee benefits and deposits from customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

CAPITAL STOCK

The Company’s capital stock ownership as of March 31, 2009 and 2010 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

2009

 A Share

Government of the Republic

of Indonesia (“Government”)

1

-

-

B Shares

ICL, Mauritius

2,171,250,000

217,125

39.96

Indonesia Communications Pte. Ltd.,

Singapore (“ICLS”)

1,360,806,600

136,081

25.04

Government

776,624,999

77,662

14.29

Directors:

Wahyu Wijayadi

152,500

15

0.01

Raymond Tan Kim Meng

96,500

10

0.00

Wong Heang Tuck

32,500

3

0.00

Johnny Swandi Sjam

30,000

3

0.00

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

1,124,930,400

112,493

20.70

Total

5,433,933,500

543,393

100.00

2010

A Share

Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

(previously ICLS)

3,532,056,600

353,206

65.00

Government

776,624,999

77,662

14.29

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

1,125,241,900

112,524

20.71

Total

5,433,933,500

543,393

100.00

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

19.

CAPITAL STOCK (continued)

On June 6, 2008, STT Communications Limited (“STTC”) entered into a Share Purchase Agreement to sell its 75% ownership in ICL and ICLS to Qatar Telecom (“Qtel”). The closing process of such sale was made on June 22, 2008 and resulted in Qtel’s direct ownership in ICL and ICLS. As a result, Qtel has become the ultimate shareholder of the Company (Notes 15f and 16) and all of STTC’s affiliations ceased to be related parties of the Companies (Notes 4, 15 and 26).

On January 8, 2009, Qtel filed tender offer statements with the United States Securities and Exchange Commission (“U.S. SEC”) and BAPEPAM-LK to purchase additional Company shares which became effective on January 16, 2009. Subsequently, as required by the U.S. SEC, on January 20, 2009, the Company filed schedule 14D-9, Solicitation/Recommendation Statement, with the U.S. SEC in response to the Tender Offers made by Qtel in the United States of America and Indonesia through Qtel’s indirect wholly owned subsidiary, ICLS, to purchase Series B shares (including Series B shares held as ADS, each representing 50 Series B shares) which represent approximately 24.19% of the Company’s total issued and outstanding Series B shares. On March 4, 2009, ICLS increased its ownership interest in the Company from 0.85% to 25.04%.

On May 29, 2009, ICL entered into a Share Purchase Agreement to sell its 39.96% ownership in the Company to ICLS. The closing process of such sale was made on June 4, 2009; consequently, from this date, ICLS has become the legal owner of 3,532,056,600 “B” shares representing 65.00% ownership in the Company.

On September 11, 2009, ICLS changed its name into Qatar Telecom (Qtel Asia) Pte. Ltd.

20.

OPERATING REVENUES

This account consists of the following:

2009

2010

Cellular

Value-added services

1,394,464

1,751,115

Usage charges

1,435,279

1,589,268

Interconnection revenues (Note 31)

449,158

258,680

Tower leasing

-

35,055

Sale of Blackberry handsets

30,418

11,879

Connection fee

8,452

3

Monthly subscription charges

38,199

399

Others

37,165

49,971

Sub-total

3,393,135

3,696,370

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

20.

OPERATING REVENUES (continued)

2009

2010

MIDI

IP VPN

152,675

146,953

Internet

180,581

140,386

World link and direct link

105,839

91,392

Frame net

79,291

62,250

Leased line

56,428

57,028

Digital data network

40,544

23,669

Application services

44,889

36,979

Satellite lease

28,151

35,969

MPLS

9,513

12,439

TV link

1,134

1,400

Others

11,981

32,695

Sub-total

711,026

641,160

Fixed Telecommunication

International Calls

412,503

321,811

Fixed Wireless

65,428

44,150

Fixed Line

34,838

31,211

Sub-total

512,769

397,172

Total

4,616,930

4,734,702

Operating revenues from related parties amounted to Rp350,865 and Rp404,392 for the three months ended March 31, 2009 and 2010, respectively. These amounts represent 7.60% and 8.54% of the total operating revenues for the three months ended March 31, 2009 and 2010, respectively (Note 26).

The operating revenues from interconnection services are presented on a gross basis.

21.

OPERATING EXPENSES - COST OF SERVICES

This account consists of the following:

2009

2010

Interconnection (Note 31)

499,101

439,766

Radio frequency fee (Notes 2k and 37)

299,487

391,787

Maintenance

221,096

225,219

Utilities

150,728

185,260

Rent

104,611

119,412

Leased circuits

134,246

95,708

USO (Note 30)

39,944

54,629

Cost of SIM cards and pulse reload vouchers

95,405

46,779

Concession fee (Note 30)

40,286

23,529

Installation

19,457

22,930

Delivery and transportation

17,207

21,047

Cost of handsets and modems

51,690

17,007

License

11,231

4,957

Others

27,906

76,377

Total

1,712,395

1,724,407

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

21.

OPERATING EXPENSES - COST OF SERVICES (continued)

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers
(Note 2n).

22.

OPERATING EXPENSES - PERSONNEL

This account consists of:

2009

2010

Salaries

126,786

115,460

Incentives and other employee benefits

73,517

91,528

Bonuses

67,734

57,718

Employee income tax

15,310

27,660

Postretirement healthcare (Note 25)

22,066

24,110

Medical expense

16,489

17,807

Outsourcing

24,729

16,604

Pension (Note 25)

5,536

11,207

Separation, appreciation, and compensation

expense under Labor Law No. 13/2003 (Note 25)

9,820

10,617

Early retirement*

834

-

Others

9,558

9,335

Total

372,379

382,046

*

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package.  During the three months ended March 31, 2009 there was 1 employee who took the option.

The personnel expenses capitalized to properties under construction and installation during the three months ended March 31, 2009 and 2010 amounted to Rp8,886 and Rp9,702, respectively.

23.

OPERATING EXPENSES - GENERAL AND ADMINISTRATION

This account consists of:

2009

2010

Rent

30,392

32,868

Professional fees

22,625

23,917

Utilities

15,492

21,480

Provision for doubtful accounts (Note 5)

31,745

18,787

Transportation

13,628

15,165

Office

10,264

9,461

Insurance

7,740

8,769

Catering

6,893

4,504

Communication

5,025

2,259

Others (each below Rp5,000)

21,092

27,050

Total

164,896

164,260

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

24.

OTHER EXPENSES - FINANCING COST

This account consists of:

2009

2010

Interest on loans

440,201

525,628

Amortization of debt and bonds issuance

costs, consent solicitation fees and discount (Notes 15 and 16)

8,938

21,662

Bank charges

3,074

969

Total

452,213

548,259

25.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and the premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000 and were paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to March 2009 and January to March 2010, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp302 for additional 59 employees, and Rp20 for additional 4 employees, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and the premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amounted to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of
April 1, 2003. The conditions under the new agreement include the following:

•

An increase in pension basic salary by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The net periodic pension cost for the pension plans for the three months ended March 31, 2009 and 2010 was calculated based on the actuarial valuations as of December 31, 2008 and 2009, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2009

2010

Annual discount rate

12.0%

10.5 - 10.7%

Expected annual rate of return on plan assets

4.5 - 9.0%

4.5 - 9.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

Mortality rate (Indonesian Mortality Table - TMI)

TMI 1999

TMI 1999

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

a.

The composition of the net periodic pension cost for the three months March 31, 2009 and 2010 is as follows:

2009

2010

Interest cost

15,912

18,640

Service cost

7,975

10,501

Return on plan assets

(17,994

)

(18,146

)

Amortization of unrecognized actuarial loss (gain)

(357

)

212

Net periodic pension cost (Note 22)

5,536

11,207

b.

The funded status of the plans as of March 31, 2009 and 2010 is as follows:

2009

2010

Plan assets at fair value

801,774

819,737

Projected benefit obligation

(565,106

)

(754,194

)

Excess of plan assets over projected benefit obligation

236,668

65,543

Unrecognized actuarial loss (gain)

(68,782

)

72,753

Net prepaid pension cost

167,886

138,296

c.

Movements in the prepaid pension cost during the three months ended March 31, 2009 and 2010 are as follows:

        2009

       2010

Beginning balance

Company

154,441

124,720

Lintasarta

18,659

25,100

Net periodic pension cost

Company

(4,962

)

(10,187)

Lintasarta

(574

)

(1,020)

Refund from Jiwasraya

Company

-

(337)

Benefit payment

Company

20

-

Contribution to Jiwasraya

Company

302

20

Ending balance

Company

149,801

114,216

Lintasarta

18,085

24,080

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

d.

Prepaid pension cost consists of:

2009

2010

Current portion (presented as part of “Prepaid Expenses”)

Company

2,712

1,715

Lintasarta

402

725

3,114

2,440

Long-term portion

Company

147,089

112,501

Lintasarta

17,683

23,355

164,772

135,856

Total prepaid pension cost

167,886

138,296

Plan assets as of March 31, 2009 and 2010 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of employees for the three months ended March 31, 2009 and 2010 amounted to Rp4,528 and Rp10,939, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits which are higher under either this law or the defined benefit pension plan.

The net periodic pension cost under the Labor Law for the three months ended March 31, 2009 and 2010 was calculated based on the actuarial valuations as of December 31, 2008 and 2009, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2009

2010

Annual discount rate

12.0%

10.5%

Annual rate of increase in compensation

10.0 - 11.0%

9.0 - 10.0%

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

a.

The composition of the periodic pension cost under the Labor Law for the three months ended March 31, 2009 and 2010 is as follows:

2009

2010

Service cost

4,699

5,345

Interest cost

4,660

4,897

Amortization of unrecognized actuarial loss

461

375

Total periodic pension cost under the Labor Law (Note 22)

9,820

10,617

b.

The composition of the accrued pension cost under the Labor Law as of March 31, 2009 and 2010 is as follows:

2009

2010

Projected benefit obligation

165,027

197,883

Unrecognized past service cost

-

(10,169

)

Unrecognized actuarial loss

(42,654

)

(26,951

)

Accrued pension cost

122,373

160,763

c.

Movements in the accrued pension cost under the Labor Law during the three months ended March 31, 2009 and 2010 are as follows:

2009

2010

Beginning balance

Company

100,518

131,416

Lintasarta

8,609

12,771

IMM

4,202

6,206

Periodic pension cost under the Labor Law

Company

8,746

8,745

Lintasarta

657

1,253

IMM

417

619

Benefit payment

Company

(776

)

(247)

Ending balance

Company

108,488

139,914

Lintasarta

9,266

14,024

IMM

4,619

6,825

As of March 31, 2009 and 2010, the current portion of pension cost under the Labor Law included in accrued expenses (Note 14) amounted to Rp2,155 and Rp2,603, respectively, and the non-current portion included in other non-current liabilities (Note 18) amounted to Rp120,218 and Rp158,160, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

PENSION PLAN (continued)

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•

16 times the last monthly pension for a pensioner who retired after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the three months ended March 31, 2009 and 2010 was calculated based on the actuarial valuations as of December 31, 2008 and 2009, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2009

2010

Annual discount rate

12.0%

11.0%

Ultimate cost trend rate

6.0%

6.0%

Next year trend rate

18.0%

16.0%

Period to reach ultimate cost trend rate

6 years

5 years

a.

The composition of the periodic post-retirement healthcare cost for the three months ended March 31, 2009 and 2010 is as follows:

2009

2010

Interest cost

14,779

16,656

Service cost

4,674

4,841

Amortization of unrecognized past service cost

2,613

2,613

Periodic post-retirement

healthcare cost (Note 22)

22,066

24,110

b.

The composition of the accrued post-retirement healthcare cost as of March 31, 2009 and 2010 is as follows:

  2009

2010

Projected benefit obligation

509,337

623,253

Unrecognized actuarial gain (loss)

43,315

(2,150

)

Unrecognized past service cost

(49,545

)

(39,093

)

Accrued post-retirement healthcare cost

503,107

582,010

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

25.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

c.

Movements in the accrued post-retirement healthcare cost during the three months ended
March 31, 2009 and 2010 are as follows:

2009

2010

Beginning balance

483,772

561,805

Net periodic post-retirement healthcare cost

22,066

24,110

Benefit payment

(2,731)

(3,905)

Ending balance

503,107

582,010

d.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the three months ended March 31, 2009 and 2010 and accumulated post-retirement healthcare benefit obligation as of March 31, 2009 and 2010, as follows:

2009

2010

Increase

Service and interest costs

24,313

26,160

Accumulated post-retirement healthcare

benefit obligation

610,074

747,919

Decrease

Service and interest costs

16,607

17,560

Accumulated post-retirement healthcare

benefit obligation

430,236

524,177

As of March 31, 2009 and 2010, the current portion of post-retirement healthcare cost included in accrued expenses (Note 14) amounted to Rp9,654 and Rp12,798 respectively, and the non-current portion included in other non-current liabilities (Note 18) amounted to Rp493,453 and Rp569,212 respectively.

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties (affiliates, unless otherwise indicated) are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

2009

2010

2009

2010

 Cash and cash equivalents (Note 4)

State-owned banks

3,167,440

2,205,407

5.934.09

Accounts receivable - trade (Note 5)

State-owned banks

26,659

62,869

0.050.12

Telkom

17,727

29,092

0.03

0.05

PT Televisi Republik Indonesia

(Persero) (“TVRI”)

29,259

23,293

0.060.04

PT Citra Sari Makmur (“CSM”)

7,021

14,820

0.010.03

PT Pasifik Satelit Nusantara (“PSN”)

3,682

14,369

0.01

0.03

PT Pos Indonesia (Persero)

12,539

11,913

0.02

0.02

PT Telekomunikasi Selular (“Telkomsel”)

5,038

4,033

0.01

0.01

Lembaga Kantor Berita Negara

(“LKBN Antara”)

777

424

0.00

0.00

Others

32,694

49,391

0.06

0.09

Total

135,396

210,204

0.250.39

Less allowance for doubtful accounts

64,559

70,705

0.12

0.13

Net

70,837

139,499

0.130.26

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2009

2010

2009

2010

 Prepaid expenses

MOCIT

485,921

584,262

0.91

1.08

Jiwasraya (Note 25)

3,114

2,440

0.01

0.01

Kopindosat

2,693

2,433

0.01

0.00

PT Industri Telekomunikasi

Indonesia (Persero)

 (”INTI”)

1,743

2,094

0.00

0.00

Telkom

1,434

1,434

0.00

0.00

Others

2,132

3,596

0.00

0.01

Total

497,037

596,259

0.93

1.10

Other current financial assets

State-owned banks

24,993

14,634

0.05

0.03

Other current assets

Others

7

87

0.00

0.00

Due from related parties

Kopindosat

5,958

5,958

0.010.01

Telkomsel

2,202

904

0.01

0.00

Senior Management

677

528

0.00

0.00

PT Pertamina (Pesero) (“Pertamina”)

6,335

-

0.01

-

Others

11,885

728

0.02

0.00

Total

27,057

8,118

0.05

0.01

Less allowance for doubtful accounts

2,419

660

0.00

0.00

Net

24,638

7,458

0.05

0.01

Long-term prepaid pension (Note 25)

Jiwasraya

164,772

135,856

0.31

0.25

Long-term advances

INTI

2,641

2,951

0.000.01

Kopindosat

3,347

2,059

0.01

0.00

Total

5,988

5,010

0.01

0.01

Other non-current financial assets

State-owned banks

40,677

59,230

0.080.11

Other non-current assets

Telkom

20,674

19,240

0.04

0.04

Kopindosat

12,458

12,173

0.02

0.02

INTI

4,976

5,000

0.01

0.01

Directorate General of Customs

and Excise

23,629

-

0.05

-

Others

3,172

2,775

0.00

0.00

Total

64,909

39,188

0.12

0.07

Accounts payable - trade

Telkomsel

6,771

51,185

0.02

0.14

PT Indonesia Comnet Plus (“Comnet”)

4,251

4,080

0.01

0.01

Qtel

2,560

-

0.01

-

Others

8,823

1,056

0.02

0.01

Total

22,405

56,321

0.06

0.16

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

2009

2010

2009

2010

Procurement payable

 (Note 12)

INTI

48,299

35,686

0.14

0.10

Kopindosat

32,890

24,483

0.09

0.07

PT Personel Alih Daya

21,554

17,914

0.06

0.05

TVRI

-

12,927

-

0.03

TELKOM

-

2,199

-

0.01

Other

585

47

0.00

0.00

Total

103,328

93,256

0.29

0.26

Accrued expenses

PT Perusahaan Listrik Negara (“PLN”)

4,733

139,282

0.01

0.40

MOCIT

164,468

84,407

0.46

0.24

PT Personel Alih Daya

15,607

14,931

0.05

0.04

Kopindosat

10,738

10,724

0.03

0.03

Telkom

1,032

-

0.00

-

Senior Management

20,214

39,610

0.06

0.11

Total

216,792

288,954

0.61

0.82

Other current financial liabilities

Others

-

9,598

-

0.03

Other current liabilities

Telkomsel

2,370

1,664

0.010.00

Due to related parties

TVRI

28,930

4,711

0.08

0.01

PT Pos Indonesia (Persero)

48

1,518

0.00

0.01

Kopindosat

1,518

1,490

0.000.00

State-owned banks

1,876

685

0.010.00

Others

1,460

2,259

0.00

0.01

Total

33,832

10,663

0.09

0.03

 Loans payable (Note 15)

State-owned bank

1,793,737

2,593,180

5.03

7.32

Other non-current liabilities

Telkomsel

9,366

7,702

0.03

0.02

Kas Negara

9,943

22

0.03

0.00

Total

19,309

7,724

0.060.02

Percentage to Respective Income

Amount

of Expenses (%)

2009

2010

2009

2010

Operating revenues

Telkom

179,905

139,767

3.90

2.95

State-owned banks

57,812

105,575

1.252.23

Telkomsel

64,748

100,694

1.40

2.13

PSN

1,928

11,295

0.040.24

Qtel

2,986

5,859

0.07

0.12

PT Pos Indonesia (Persero)

2,830

3,899

0.060.08

CSM

4,440

3,215

0.100.07

PT Angkasa Pura (Persero)

1,383

                         2,620

0.03

0.06

Others

34,833

31,468

0.75

0.66

Total

350,865

404,392

7.60

8.54

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Respective Income

Amount

or Expenses (%)

2009

2010

2009

2010

Operating expenses

Cost of services

MOCIT

379,717

469,945

10.66

11.78

Telkomsel

139,925

141,378

3.93

3.54

Telkom

196,119

139,236

5.51

3.49

PLN

118,686

126,370

3.33

3.17

PT Personel Alih Daya

9,243

16,336

0.26

0.41

Comnet

9,975

8,321

0.280.21

INTI

1,815

1,539

0.050.04

Qtel

-

1,482

-0.04

Others

1,579

15,788

0.050.40

Total

857,059

920,395

24.07

23.08

Personnel

Senior Management

27,022

37,037

0.79

0.93

Personel Alih Daya

19,785

16,605

0.57

0.42

Jiwasraya (Note 25)

5,536

11,207

0.16

0.28

Total

52,343

64,849

1.52

1.63

General and administration

PLN

15,996

9,694

0.450.24

Kopindosat

12,113

7,646

0.340.19

Usaha Gedung Bank

Dagang Negara

(“UGBDN”)

1,650

1,507

0.050.04

Telkom

1,225

115

0.03

0.00

Others

2,753

3,018

0.080.08

Total

33,737

21,980

0.950.55

Other income (expenses)

Interest income

State-owned banks

52,014

24,286

6.09                                  7.46

Others

50

465

0.010.14

52,064

24,751

6.107.60

Financing cost

State-owned banks

(47,250

)

(62,274

)

(5.54

)(19.13)

Others

(1,746

)

(1,339

)

(0.20

)(0.41)

(48,996

)

(63,613

)

(5.74

)(19.54)

Net

3,068

(38,862

)

0.36(11.94)

The relationship and nature of account balances/transactions with related parties are as follows:

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

1.

State-owned banks

Affiliates

Cash and cash equivalents,

loans payable and operating

revenues - MIDI

2.

Telkom (Notes 28g and 31)

Affiliate

Operating revenues - cellular,

fixed telecommunication and

MIDI; operating expenses -

cost of services

3.

TVRI

Affiliate

Operating revenues - MIDI

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

26.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Nature of Account

No.

Related Parties

Relationship

Balances/Transactions

4.

CSM

Affiliate

Operating revenues - MIDI

5.

PSN

Affiliate

Operating revenues - MIDI

6.

PT Pos Indonesia (Persero)

Affiliate

Operating revenues - MIDI

7.

Telkomsel (Note 31)

Affiliate

Operating revenues - cellular and

fixed telecommunication

8.

LKBN ANTARA

Affiliate

Operating revenues - MIDI

9.

MOCIT

Government agency

Operating revenues - MIDI;

operating expenses - cost of

 services

10.

Jiwasraya

Affiliate

Long-term prepaid pension

11.

Kopindosat

Affiliate

Operating expenses - personnel

expenses, general and

administration expenses

12.

INTI

Affiliate

Procurement payable

13.

Senior management

Key management

Operating expenses - personnel

personnel

expenses, prepaid

expense - unamortized

portions of housing and

transformation advances, and

transformation incentives

14.

Pertamina

Affiliate

Due from related party,

operating revenues - MIDI

15.

Directorate General of

Government agency

Other non-current assets

Customs and Excise

16.

Comnet

Affiliate

Operating expenses - cost of

services

17.

Qtel

 Ultimate stockholder

Operating revenues - fixed

telecommunication

18.

PT Personel Alih Daya

Affiliate

Operating expenses - personnel

expenses and cost of services

19.

PLN

Affiliate

Operating expenses - cost of

services

20.

Kantor Kas Negara

Government agency

Other non-current liabilities

21.

PT Angkasa Pura (Persero)

Affiliate

Operating revenues - MIDI

22.

UGBDN

Affiliate

Operating expenses - cost of

services

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27.

DERIVATIVES

The Company entered into several swap and currency forward contracts. Listed below is information related to the contracts and their fair values (net of credit risk adjustment) as of March 31, 2009 and 2010:

                  Fair Value (Rp)

Notional

             2009

2010

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swap Contracts:

a.

Goldman Sachs International (“GSI”)

100,000

264,789

-

70,399

-

b.

GSI

25,000

46,057

-

-16,829

c.

GSI

75,000

43,063

-

65,120

-

d.

StandChart

25,000

65,838

-

-12,241

e.

StandChart

25,000

81,363

-

-243

f.

StandChart

25,000

91,841

-

11,030-

g.

HSBC, Jakarta Branch

25,000

70,915

-

2,629-

h.

Merrill Lynch International Bank Limited,

        London Branch (“MLIB”)

50,000

-

33,122

-11,605

i.

MLIB

25,000

-

2,950

-783

j.

MLIB

25,000

-

492

2,747-

k.

DBS

25,000

-

4,121

-2,326

l.

GSI

84,000

105,333

-

909-

Sub-total

769,199

40,685

152,83444,027

Currency Forward Contracts:

m.

DBS (1)

5,000

-

-

--

n.

DBS (1)

5,000

-

-

--

o.

DBS (2)

5,000

-

-

--

Sub-total

-

-

-

-

Interest Rate Swap Contracts:

p.

HSBC, Jakarta Branch

27,037 with

decreasing amount

-

27,012

-11,733

q.

HSBC, Jakarta Branch

44,200 with

decreasing amount

-

60,868

-17,895

r.

GSI

100,000

-

121,538

-82,499

s.

DBS

25,000 with

decreasing amount

-

18,056

-

11,962

t.

DBS

25,000 with

decreasing amount

-

13,843

-

8,331

u.

Bank of Tokyo MUFJ (“BTMUFJ”)

25,000 with

decreasing amount

-

6,363

-

5,069

v.

BTMUFJ

25,000 with

decreasing amount

-

4,428

-

4,092

w.

BTMUFJ

25,000 with

decreasing amount

-

2,953

-

3,485

x.

StandChart

40,000 with

decreasing amount

287

-

-

2,873

y.

DBS

26,000 with

decreasing amount

-

2,783

-

3,165

z.

DBS

26,000 with

decreasing amount

-

1,046

-

2,290

aa.

BTMUFJ

36,500 with

decreasing amount

-

5,594

-

6,367

ab.

ING Bank N.V.

25,000 with

decreasing amount

-

3,428

-

3,952

ac.

ING Bank N.V.

33,500

-

-

-3,791

Sub-total

287

267,912

-167,504

Total

769,486

308,597

152,834

211,531

(1)

contracts entered into in May 2009 and settled in August 2009

(2)

contract entered into in May 2009 and settled in November 2009

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27.

DERIVATIVES (continued)

The net changes in fair value of the swap and currency forward contracts and embedded derivative (Note 15f), swap income or cost, termination income or cost, and settlement of derivative instruments totalling Rp78,001 and (Rp97,600) in 2009 and 2010, respectively, were credited (charged) to “Gain (Loss) on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in  the  consolidated  statements  of income.

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2009	2010
a.	GSI	May 13, 2005 - November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to the cross currency swap contract.	Every May 5 and November 5	-	-
b.	GSI	May 13, 2005 - November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	-	-
c.	GSI	August 22, 2005 - June 22, 2012 Swap a certain rupiah amount equivalent to US$75,000 multiplied by certain predetermined exchange rate for US$75,000	3.28% of US$75,000	Every June 22 and December 22	-	-
d.	StandChart	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	-	-
e.	StandChart	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	-	-
f.	StandChart	May 12, 2006 - June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	-	-
g.	HSBC	August 8, 2006 - November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	-	-
h.	MLIB

August 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,950 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (1 -  Rp8,950 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,950 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (Rp11,000 - Rp8,950) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			4.22% of US$50,000	Every June 22 and December 22	-	-
i.	MLIB

September 2, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate -  Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

			4.10% of US$25,000 up to June 12, 2011, and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	-	-

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27.

DERIVATIVES (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid/ Amortized (Rp)
					2009	2010
j.	MLIB

September 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp9,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,000 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,000 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp11,000 - Rp9,000) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			2.52% of US$25,000	Every June 22 and December 22	-	-
k.	DBS

September 10, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000 - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	-	-
l.	GSI

December 16, 2008 - November 5, 2010

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp11,500 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (IDR/USD spot rate - Rp11,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,500 but is less than or equal to Rp15,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (Rp3,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp15,000 to US$1 (in full amounts)

			Upfront premium of US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008. The premium is amortized over the contract period.	-	13,783	13,783

All cross currency swap contracts with GSI (contracts No. a, b and c) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

27.

DERIVATIVES (continued)

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Settlement Dates
m.	DBS (i)	May 8, 2009 - August 12, 2009	Rp10,610 to US$1	August 12, 2009
n.	DBS (i)	May 8, 2009 - August 12, 2009	Rp10,610 to US$1	August 12, 2009
o.	DBS (ii)	May 11, 2009 -November 13, 2009	Rp10,750 to US$1	November 13, 2009

(i)

contracts entered into in May 2009 and settled in August 2009

(ii)     contract entered into in May 2009 and settled in November 2009

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2009	2010
p.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	-	-
q.	HSBC	April 23, 2008 -September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	(1,993)	(9,149)
r.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	-	-
s.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	-	-
t.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(3,561)
u.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(2,254)
v.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(2,011)
w.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(2,683)
x.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(2,478)
y.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(2,019)
z.	DBS	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(1,765)

27.

DERIVATIVES (continued)

Interest Rate Swap Contracts (continued)

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
				2009	2010
aa.	BTMUFJ	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(1,826)
ab.	ING Bank N.V.	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	(1,927)
ac.	ING Bank N.V.	April 14, 2009 - June 12, 2011	3.75% of US$33,500, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	-	(2,136)

28.

SIGNIFICANT AGREEMENTS AND COMMITMENTS

a.

As of March 31, 2010, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$57,692 (Note 35c) and Rp832,390.

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/POs Not Yet Served
May 16, 2007	Supply of GSM Cellular Infrastructure	PT Nokia Siemens Networks, Nokia Siemens Networks Oy and Nokia Siemens Networks GmbH & Co. KG.	US$234,516 and Rp872,880	US$13,580 and Rp93,014
May 2, 2007	Supply and Installation of Telecommunication Infrastructure	PT Huawei Tech Investment and Huawei Technologies Co. Ltd.	US$32,100 and Rp211,915	US$39 and Rp16,603
April 20, 2007	Telecommunication Equipment Supply and Service	PT Alcatel Lucent Indonesia and Alcatel Shanghai Bell Co. Ltd.	US$45,510 and Rp546,380	US$2,096 and Rp45,782
April 3, 2007	Supply of GSM Infrastructure	PT Ericsson Indonesia and Ericsson AB	US$288,399 and Rp803,101	US$815 and Rp22,647

b.

On January 29, 2010, the Company agreed to lease part of its telecommunication towers and sites to PT Hutchison CP Telecommunication (“Hutchison”) for a period of 12 years. Hutchison is required to pay the annual lease and maintenance fees in advance.

As of March 31, 2010, Hutchison has leased 573 telecommunication towers and sites from the Company.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28. SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

c.

On May 25, 2007, the Company and six other telecommunication operators signed a memorandum of understanding on the construction of the national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“preparation cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them. However, one of the telecommunication operators subsequently decided not to join the project.

On November 10, 2007, the Company and the other five telecommunication operators (including Telkom, a related party) signed the agreement on the consortium for the construction and maintenance of Palapa Ring wherein the Company agreed to bear 13.36% of the total project cost of US$225,037. This agreement replaced the previous memorandum of understanding.

Furthermore, three of the telecommunication operators also no longer joined the project. Consequently, as of March 31, 2010, the remaining telecommunication operators which still committed to this project are the Company, Telkom and Bakrie Telecom. Hence, the project’s commitment is being evaluated to accommodate the change in the number of participating telecommunication operators.

As of March 31, 2010 , the Company has paid the amount of US$1,503.

d.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses (Note 1a). The amount of annual payment is based on the payment scheme set out in Regulations
No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT.

e.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. These facilities were amended on May 14, 2007 to extend the expiration date to February 28, 2008.  Subsequently, on December 4, 2009, these facilities were further amended to extend the expiration date to April 30, 2010.The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of six months and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 3% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

28. SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

a.

In 1994, the Company was appointed as a Financial Administrator (“FA”) by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”) and Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”) service.

The funds received from the sale of IRU and DUC and OCU services and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts.

As of March 31, 2010, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$6,549. Besides receiving their share of the funds from the sale of IRU, the members of the consortium also received their share of the interest earned by the above funds.

b.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The term of the agreement may be extended based on mutual agreement.

This agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the eighth amendment agreement dated November 5, 2008. Transponder lease expense charged to operations amounting to Rp6,597 and Rp8,578 in 2009 and 2010, respectively, is presented as part of “Operating Expenses - Cost of Services” in the consolidated statements of income.

29.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”). These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

TARIFF SYSTEM (continued)

a.

International telecommunications services (continued)

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

b.

Cellular services

Tariffs for cellular providers are set on the basis of Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 of the Ministry of Tourism, Posts and Telecommunications (“MTPT”) (subsequently renamed “MOC” and most recently, “MOCIT”). Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

The maximum tariff for connection fee is Rp200,000 per new connection number. The maximum tariff for monthly charges is Rp65,000. Usage charges consist of the following:

1.

Airtime

The maximum airtime tariff charged to the originating cellular subscriber is Rp325 per minute. The details of the tariff system are as follows:

a.

Cellular to cellular

: 2 times airtime rate

b.

Cellular to Public Switched Telephone

Network (“PSTN”)

 : 1 time airtime rate

c.

PSTN to cellular

: 1 time airtime rate

d.

Card phone to cellular

: 1 time airtime rate plus 41% surcharge

2.

Usage

a.

Usage tariff charged to a cellular subscriber who makes a call to another subscriber using PSTN network is similar to the usage tariff of PSTN, which is applied on a time differentiation basis. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

b.

Long-distance usage tariff between two different service areas without using PSTN network is similar to the prevailing tariff on domestic long-distance call (“SLJJ”) for a PSTN subscriber.

The maximum tariff for active roaming is Rp1,000 per call and is charged to in-roaming cellular subscriber who makes a call.

Tariffs for prepaid customers are also regulated by the MOC in its Decree No. KM.79 Year 1998 dated December 14, 1998, and are typically higher than tariffs for post-paid subscribers. Cellular operators are allowed to set their own tariffs. However, the maximum usage tariffs for prepaid customers may not exceed 140% of peak time tariffs for post-paid subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

29.

TARIFF SYSTEM (continued)

b.

Cellular services (continued)

2.

Usage (continued)

Regulation No. KM.27/PR.301/MPPT-98 dated February 23, 1998 and Decree No. KM.79
Year 1998 of the MTPT were subsequently superseded by Regulation No. 12/PER/M.KOMINFO/ 02/2006 dated February 28, 2006 of the MOCIT regarding basic telephony tariffs for cellular mobile network service. Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee.

Cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

On April 7, 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network.

Under this new Decree, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariffs for telecommunication services through cellular network consist of the following:

•

Tariff for basic telephony services

•

Tariff for roaming

•

Tariff for multimedia services

The retail tariffs should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has revenue of more than 25% of total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

c.

Fixed telecommunication services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariffs for fixed network service.

On April 30, 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This decree also applies to fixed wireless access (FWA) network.

Under this new decree, the tariffs for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunication tariff system.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The Decree was updated several times with the latest update being Decree No. KM.37 Year 1999 dated June 11, 1999. This Decree, along with Decree No. KM.46/PR.301/MPPT-98 dated February 27, 1998, prescribed interconnection tariff structures between mobile   cellular   telecommunications   network   and   PSTN, mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the Decree of the MOC, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariffs

a.

Between international and domestic PSTN

Based on Decision Letter No. KM.37 Year 1999 dated June 11, 1999 of the MOC, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunication traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on the MTPT Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the prevailing SLJJ tariffs plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariffs (continued)

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting from 1998, the interconnection tariffs for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariffs applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged -        Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until December 31, 2006 (Note 31).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

USO

On September 30, 2005, the MOCIT issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policy underlying the USO program and requiring telecommunications operators in Indonesia to contribute 0.75% of annual gross revenue (after deducting bad debts and interconnection charges) for USO development.

The MOCIT also issued Regulation No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007, which gives guidance on USO provisioning, such as on auction mechanism, tariff, USO area and technical requirements.

On January 16, 2009, the Government issued Regulation No. 7 Year 2009 increasing the USO development contribution from 0.75% to 1.25% and decreasing the concession fee from 1% to 0.50% of annual gross revenue (after deducting bad debts and interconnection charges) effective January 1, 2009.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

30.

INTERCONNECTION TARIFFS (continued)

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by this decree, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

Decree No. KM. 37 Year 1999 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new Decree, the operator of the network on which calls terminate determines the interconnection charge to be received by it based on a formula mandated by the Government, which is intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of the Decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 31).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

On August 4, 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 1, 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008.

On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

31.

INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged - Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

a.

Fixed telecommunication services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks. The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunication service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

31.

INTERCONNECTION AGREEMENTS (continued)

1.

Telkom (continued)

a.

Fixed telecommunication services (continued)

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. However, the collection and billing process expense was changed to “service charge”, which was computed at Rp1,250 per minute of outgoing call starting April 1, 2008. Based on the latest agreement, the service charge rate has been reduced to Rp1,200 per minute of outgoing call starting January 1, 2009.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by the agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 30, 2009.

b.

Cellular Services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunications network with Telkom’s fixed telecommunications network. Under this agreement, the interconnection between the Company’s cellular telecommunication network and Telkom’s fixed telecommunication network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunication subscribers.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by the agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 30, 2009.

1.

PT XL Axiata Tbk (formerly PT Excelcomindo Pratama Tbk or “Excelcom”), PT Mobile-8
Telecom Tbk (“Mobile-8”) [after PT Komunikasi Selular Indonesia (“Komselindo”) merged with Mobile-8] and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

31.

INTERCONNECTION AGREEMENTS (continued)

2.

PT XL Axiata Tbk (formerly PT Excelcomindo Pratama Tbk or “Excelcom”), PT Mobile-8 Telecom Tbk (“Mobile-8”) [after PT Komunikasi Selular Indonesia (“Komselindo”) merged with Mobile-8] and Telkomsel (continued)

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send SMS to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Mobile-8 and XL Axiata, respectively, applying the new interconnection rates under cost-based scheme effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT (Note 2n). The memoranda of understanding with each of Mobile-8, XL Axiata and Telkomsel were replaced by the agreements dated September 14, and December 17 and 19, 2007, respectively. The agreements with Mobile-8 and XL Axiata were amended on March 31, 2008, while the agreement with Telkomsel was amended on February 18, 2008.

1.

PT Bakrie Telecom Tbk (“Bakrie Telecom”)

The principal matters covered by the latest amendment of the agreement dated June 10, 2009 are related to interconnection between the Company’s mobile cellular network and international gateway exchanges to Bakrie Telecom’s network, including SLI 009 network.

       Net interconnection revenues (charges) from (to) major operators are as follows:

2009

2010

Telkom

21,456

38,574

Mobile-8

3,283

2,716

Telkomsel

(24,459

)

(48,357)

XL Axiata

(16,789

)

(25,269)

Bakrie Telecom

(1,634

)

(2,106)

Net

revenues (charges)

(18,143

)

(34,442)

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32.

SEGMENT INFORMATION

The Companies manage and evaluate their operations in three major reportable segments: cellular, fixed telecommunication and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Companies operate in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2009

Operating revenues

Revenues from external customers

3,393,135

512,769

711,026

4,616,930

Inter-segment revenues

(79,808

)

79,808

121,630

121,630

Total operating revenues

3,313,327

    592,577

832,656

 4,738,560

Inter-segment revenues elimination

 (121,630

)

Operating revenues - net

4,616,930

Income

Operating income

648,350

227,647

180,093

1,056,090

Gain on change in fair value  of derivatives - net

78,001

Interest income

66,997

Loss on foreign exchange - net

(467,167)

Financing cost

               (452,213)

Income tax expense

(69,525)

Amortization of goodwill

(59,058)

Others - net

(19,487)

Income before minority interest in net income

of subsidiaries

133,638

Other Information

Segment assets

42,241,763

2,782,1317,729,38752,753,281

Unallocated assets

6,541,895

Inter-segment assets elimination

(5,851,037)

Assets - net

53,444,139

Segment liabilities

31,151,186

1,381,939

4,188,48336,721,608

Unallocated liabilities

3,417,078

Inter-segment liabilities elimination

(4,512,352)

Liabilities - net

35,626,334

Capital expenditure

3,575,669

248,915

488,9084,313,492

Depreciation and amortization

898,285

75,405

143,8981,117,588

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

32. SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunication

MIDI

Total

2010

Operating revenues

Revenues from external customers

3,696,370

397,172

641,1604,734,702

Inter-segment revenues

(36,886)

36,886

117,615117,615

Total operating revenues

3,659,484

434,058

758,7754,852,317

Inter-segment revenues elimination

(117,615

)

Operating revenues - net

4,734,702

Income

Operating income

553,513

27,695

164,813

746,021

Gain on foreign exchange - net

359,125

Interest income

33,874

Financing cost

(548,259)

Income tax expense

(127,756)

Loss on change in fair value  of derivatives - net

(97,600)

Amortization of goodwill

(56,627)

Others - net

(16,061)

Income before minority interest in net income

of subsidiaries

292,717

Other Information

Segment assets

43,274,615

2,470,624

8,277,617

54,022,856

Unallocated assets

5,001,766

Inter-segment assets elimination

(5,032,862)

Assets - net

53,991,760

Segment liabilities

30,628,157

952,335

3,636,41935,216,911

Unallocated liabilities

3,772,855

Inter-segment liabilities elimination

 (3,561,049)

Liabilities - net

35,428,717

Capital expenditure

941,269

53,801

173,093

1,168,163

Depreciation and amortization

1,198,662

79,057

203,820

1,481,539

33. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

A.

RISK MANAGEMENT

The main risks arising from the Companies’ financial instruments are interest rate risk, foreign exchange rate risk, equity risk, credit risk and liquidity risk.  The importance of managing these risks has significantly increased in light of the considerable change and volatility in both Indonesian and international financial markets. The Company’s Board of Directors reviews and approves the policies for managing these risks which are summarized below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Companies’ exposure to the risk of changes in market interest rates relates primarily to their loans and bonds payable with floating interest rates.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

A.

RISK MANAGEMENT (continued)

Interest rate risk (continued)

The Company’s policies relating to interest rate risk are as follows:

(1)

Manage interest cost through a mix of fixed and variable rate debts. The Company evaluates the fixed to floating ratio of its loans and bonds payable in line with movements of relevant interest rates in the financial markets. Based on management’s assessment, new financing will be priced either on a fixed or floating rate basis, and

(2)

Manage interest rate exposure on its loans and bonds payables by entering into interest rate swap contracts.

As of March 31, 2010, more than 50% of the Companies’s debts are fixed-rated.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to profit or loss for the period.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s net income for the three months ended March 31, 2010 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on Certificates of Bank Indonesia (CBI) for rupiah borrowings).

Increase/decrease in basis points: U.S. dollar Rupiah	25 20
Effect on net income for the period:
U.S. dollar Rupiah	US$302 (equivalent to Rp2,754) Rp2,288

Management conducted a survey among the Company’s banks to determine the outlook of the LIBOR and CBI interest rates until the Company’s next reporting date of June 30, 2010. The outlook is that the LIBOR and CBI interest rates may move 25 and 20 basis points higher or lower, as compared to the interest rates at the end of the first quarter of 2010.

If LIBOR interest rates were 25 basis points higher or lower as compared to market levels as of
March 31, 2010, with all other variables held constant, the Company’ net income for the three months then ended and the consolidated stockholders’ equity would be Rp275,233 or Rp280,741 and Rp18,229,484 or Rp18,234,992, respectively, which are lower or higher than the actual results as of March 31, 2010, mainly due to the higher or lower interest expense on the floating rate borrowings.

If CBI interest rates were 20 basis points higher or lower as compared to market levels as of
March 31, 2010, with all other variables held constant, the Company’ net income for the three months then ended and the consolidated stockholders’ equity would be Rp275,699 or Rp280,275 and Rp18,229,950 or Rp18,234,526, respectively, which are lower or higher than the actual results as of March 31, 2010, mainly due to the higher or lower interest expense on the floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Companies’ exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated loans and bonds payable, accounts receivable, accounts payable and procurement payable.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

A.

RISK MANAGEMENT (continued)

Foreign exchange rate risk (continued)

To manage foreign exchange rate risks, the Company entered into several cross currency swap contracts and other permitted instruments, if considered necessary. These contracts are accounted as transactions not designated as hedges, wherein the changes in the fair value are charged or credited directly to profit or loss for the period.

The Companies’ accounts payable are primarily foreign currency net settlement payments to foreign telecommunications operators, while most of the Companies’ accounts receivable are Indonesian rupiah-denominated collections from domestic operators.

To the extent the Indonesian rupiah depreciated further from exchange rates in effect at March 31, 2010, the Companies’ obligations under such loans and bonds payable, accounts payable and procurement payable would increase in Indonesian rupiah terms. However, the increases in these obligations would be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of March 31, 2010, 43.80% of the Companies’ U.S. dollar-denominated debts were insured from exchange rate risk by entering into several cross currency swap contracts.

The following table shows the Companies’ consolidated U.S. dollar-denominated assets and liabilities as of March 31, 2010:

2010
U.S. Dollar	Rupiah *
Assets:
Cash and cash equivalents	42,047	383,258
Accounts receivable
Trade	125,585	1,144,707
Others	151	1,380
Derivative assets	16,767	152,834
Other current financial assets	1,682	15,227
Due from related parties	76	697
Other non-current financial assets	1,400	13,054
Total assets	187,708	1,711,157
Liabilities:
Accounts payable – trade	22,992	209,568
Procurement payable	257,050	2,343,011
Accrued expenses	34,353	313,126
Deposits from customers	734	6,694
Derivative liabilities	23,207	211,531
Other current financial liabilities	63	578
Other current liabilities	8,572	78,138
Loans payable (including current maturities)	818,004	7,456,108
Bonds payable (including current maturities)	344,157	3,136,991
Other non-current financial liabilities	8,730	79,577
Total liabilities	1,517,862	13,835,322
Net liabilities position	1,330,154	12,124,165

*The exchange rate used to translate the U.S. dollar amounts into rupiah was Rp9,115 to US$1 (in full amounts) as quoted through the Indonesian Central Bank as at March 31, 2010.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

A.

RISK MANAGEMENT (continued)

Foreign exchange rate risk (continued)

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Company’s net income for the period:

Change in U.S. dollar	- 1%
Effect on net income for the period	90,933

Management conducted a survey among the Company’s banks to determine the outlook of the U.S. dollar exchange rate until the Company’s next reporting date of June 30, 2010. The outlook is that the U.S. dollar exchange rate may weaken by 1% as compared to the exchange rate at March 31, 2010.

If the U.S. dollar exchange rate weakened by 1% as compared to the exchange rate as of March 31, 2010, with all other variables held constant, the Company’s net income for the three months then ended would be Rp368,920, which is higher than the actual results mainly due to the consolidated net foreign exchange gain on the translation of U.S. dollar-denominated net liabilities.

Equity price risk

The Companies’ long-term investments consist primarily of minority investment in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which the Companies have investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Companies will incur a loss arising from their customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Companies manage and control this credit risk by setting limits on the amount of risk they are willing to accept for individual customers and by monitoring exposures in relation to such limits.

The Companies trade only with recognized and creditworthy third parties. It is the Companies’ policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

A.

RISK MANAGEMENT (continued)

Credit risk (continued)

The table below shows the maximum exposure to credit risk for the components of the consolidated balance sheet.

	Gross Maximum Exposure (1)	Net Maximum Exposure (2)
Loans and receivables:
Cash and cash equivalents	3,082,429	3,082,429
Accounts receivable
Trade	1,403,632	1,403,632
Others	60,797	60,797
Other current financial assets	56,161	56,161
Due from related parties	7,458	7,458
Other non-current financial assets	61,797	61,797
Held-for-trading:
Cross currency swaps	152,834	152,834
Available-for-sale investments:
Other long-term investments	2,730	2,730
Total	4,827,838	4,827,838

(1)

gross financial assets before taking into account any collateral held or other credit enhancements or offsetting     arrangements

(2)

gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements

Liquidity risk

The liquidity risk is defined as a risk when the cash flow position of the Companies indicates that the short-term revenue is not enough to cover the short-term expenditure.

The Companies’ liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of their telecommunications business. The Companies’ telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although the Companies have substantial existing network infrastructure, the Companies expect to incur additional capital expenditures primarily in order to focus cellular network development in areas they anticipate will be high-growth areas, as well as to enhance the quality and coverage of their existing network.

In the management of liquidity risk, the Companies monitor and maintain a level of cash and cash equivalents deemed adequate to finance the Companies’ operations and to mitigate the effects of fluctuation in cash flows. The Companies also regularly evaluate the projected and actual cash flows, including their loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, debt capital and equity market issues.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

A.

RISK MANAGEMENT (continued)

Liquidity risk (continued)

The table below summarizes the maturity profile of the Companies’ financial liabilities based on contractual undiscounted payments.

	Expected maturity as of March 31, 2010
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	Discount/ debt issuance cost and consent solicitation fee	Carrying value as of March 31, 2010

Accounts payable - trade	568,749	-	-	-	-	568,749	-	568,749
Procurement payables	4,538,390	-	-	-	-	4,538,390	-	4,538,390
Accrued expenses	1,465,429	-	-	-	-	1,465,429	-	1,465,429
Deposits from customers	23,396	-	-	-	-	23,396	-	23,396
Derivative liabilities	211,531	-	-	-	-	211,531	-	211,531
Other current financial liabilities	66,711	-	-	-	-	66,711	-	66,711
Due to related parties	-	10,663	-	-	-	10,663	-	10,663
Other non-current financial liabilities	-	6,744	-	-	-	6,744	-	6,744

Loans payable
In rupiah	1,074,933	1,155,000	2,564,983	734,300	1,000,000	6,529,216	(38,536)	6,490,680
In U.S. dollar	458,203	2,433,424	1,057,531	1,909,391	1,597,559	7,456,108	(228,593)	7,227,515
Total loans payable	1,533,136	3,588,424	3,622,514	2,643,691	2,597,559	13,985,324	(267,129)	13,718,195

Bonds payable
In rupiah	640,000	1,100,000	41,989	1,330,000	5,020,000	8,131,989	(37,856)	8,094,133
In U.S. dollar	2,139,719	-	997,272	-	-	3,136,991	(11,872)	3,125,119
Total bonds payable	2,779,719	1,100,000	1,039,261	1,330,000	5,020,000	11,268,980	(49,728)	11,219,252

Total	11,187,061	4,705,831	4,661,775	3,973,691	7,617,559	32,145,917	(316,857)	31,829,060

B.

CAPITAL MANAGEMENT

The Companies aim to achieve an optimal capital structure in pursuit of their business objectives, which include maintaining healthy capital ratios and strong credit ratings, and maximizing stockholder value.

Some of the Companies’ debt instruments contain covenants that impose maximum leverage ratios. In addition, the Company’ credit ratings from the international credit ratings agencies are based on its ability to remain within certain leverage ratios. The Companies have complied with all externally imposed capital requirements.

Management monitors capital using several financial leverage measurements such as debt-to-equity ratio. The Company’ objective is to maintain their debt-to-equity ratio at a maximum of 2.5 as of March 31, 2010.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

33. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

B.

CAPITAL MANAGEMENT (continued)

The Companies continue to manage their debt covenants and capital structure. As of March 31, 2010, the Companies debt-to-equity ratio accounts are as follows:

Total
Long-term debts, including current maturities - gross	25,254,304
Interest-bearing procurement payable, which are overdue 6 months after the date of invoice	-
Total Debts	25,254,304
Total stockholders’ equity (including minority interest)	18,563,043
Debt-to-equity ratio	1.36

C.

COLLATERAL

The loans of Lintasarta, a subsidiary, which were obtained from CIMB Niaga, are collateralized by all equipment (Notes 9,15j and 15k) purchased from the proceeds of the credit facilities. There are no other significant terms and conditions associated with the use of collateral.

The Company itself did not hold any collateral as of March 31, 2010.

34.

ECONOMIC CONDITIONS

The operations of the Companies have been affected and may continue to be affected for the foreseeable future by the market events and economic conditions in the world and in Indonesia that are mainly characterized by volatility in currency values and interest rates, which could negatively impact economic growth. Economic improvements and recovery are dependent upon several factors, such as fiscal and monetary actions being undertaken by the Government and others, actions that are beyond the control of the Companies. The financial statements include the effects of the economic conditions to the extent they can be estimated.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

35. SUBSEQUENT EVENTS

a.

On April 13, 2010, the Company received the rating of B1 (negative outlook) from Moodys’ for its Guaranteed Notes 2010 and 2012 (Note 16).

b.

On April 13, 2010, the Company received the tax refund from the Tax Office amounting to Rp41,753 for the remaining tax overpayment of corporate income tax for fiscal year 2004 (Note 6).

c.

As of April 22, 2010, the prevailing exchange rate of the rupiah to U.S. dollar is Rp9,027 to US$1 (in full amounts), while as of March 31, 2010, the prevailing exchange rate was Rp9,115 to US$1 (in full amounts). Using the exchange rate as of April 22, 2010, the Companies earned foreign exchange gain amounting to approximately Rp117,053 (excluding the effect of revaluing derivative contracts on April 22, 2010) on the foreign currency liabilities, net of foreign currency assets, as of March 31, 2010 (Note 33).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of March 31, 2010 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of
March 31, 2010 as disclosed in Note 28a are approximately Rp520,786 if translated at the prevailing exchange rate as of April 22, 2010.

36.

RECENT DEVELOPMENTS AFFECTING ACCOUNTING STANDARDS

Revised accounting standards and interpretations issued by the Indonesian Accounting Standards Board (DSAK) up to the date of completion of the Companies’ consolidated financial statements but not yet effective as of March 31, 2010 are summarized below:

Effective on or after January 1, 2011:

•

SAK 1 (Revised 2009), “Presentation of Financial Statements”, prescribes the basis for presentation of general purpose financial statements to ensure comparability both with an entity's financial statements of previous periods and with the financial statements of other entities.

•

SAK 2 (Revised 2009), “Statement of Cash Flows”, requires the provision of information about the historical changes in cash and cash equivalents by means of a statement of cash flows which classifies cash flows during the period into operating, investing and financing activities.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

36.

RECENT DEVELOPMENTS AFFECTING ACCOUNTING STANDARDS (continued)

Effective on or after January 1, 2011 (continued):

•

SAK 4 (Revised 2009), “Consolidated and Separate Financial Statements”, applies to the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent and in accounting for investments in subsidiaries, jointly controlled entities and associates when separate financial statements are presented as additional information.

•

SAK 5 (Revised 2009), “Operating Segments”, requires segment information be disclosed to enable users of financial statements to evaluate the nature and financial effects of the business activities in which the entity engages and the economic environments in which it operates.

•

SAK 15 (Revised 2009), “Investments in Associates”, applies to the accounting for investments in associates and supersedes SAK 15 (1994),   “Accounting for Investments in Associates”, and SAK 40 (1997), “Accounting for Changes in Equity of Subsidiaries/Associates”.

•

SAK 25 (Revised 2009), “Accounting Policies, Changes in Accounting Estimates and Errors”, prescribes the criteria for selecting and changing accounting policies, together with the treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

•

SAK 48 (Revised 2009), “Impairment of Assets”, prescribes the procedures to be applied to ensure that assets are carried at no more than their recoverable amount and if the assets are impaired, an impairment loss should be recognized.

•

SAK 57 (Revised 2009), “Provisions, Contingent Liabilities and Contingent Assets”, aims to provide that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets and to ensure that sufficient information is disclosed in the notes to enable users to understand the nature, timing and amount related to the information.

•

SAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations”, specifies the accounting for assets held for sale, and the presentation and disclosure of discontinued operations.

•

Interpretations of Financial Accounting Standards (ISAK) 9, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, applies to changes in the measurement of any existing decommissioning, restoration or similar liability recognized as part of the cost of an item of property, plant and equipment in accordance with SAK 16 and as a liability in accordance with SAK 57.

•

ISAK 10, “Customer Loyalty Programs”, applies to customer loyalty award credits granted to customers as part of a sales transaction, and, subject to meeting any further qualifying conditions, the customers can redeem the credits in the future for free goods or services or at discounted prices.

The Companies are presently evaluating and have not yet determined the effects of these revised standards and interpretations on the consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2009 and 2010

(Expressed in millions of rupiah and thousands of U.S. dollar,

except share and tariff data)

37.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the 2009 consolidated financial statements which have been reclassified to conform with the presentation of accounts in the 2010 consolidated financial statements:

As Previously Reported

As Reclassified

Amount

Other current assets

Other current financial assets

43,962

Due from related parties

Other non-current assets

23,629

Goodwill and other intangible assets -

Prepaid expenses

32,000

3G license upfront fee

Long-term prepaid

licenses - net of

current portion

191,289

Other non-current assets

Other non-current financial assets

44,275

Dividends payable

Other current financial liabilities

9,262

Accrued expenses

Other current liabilities

71,136

Other current liabilities

Other current financial liabilities

37,687

Due to related parties

Other non-current liabilities

9,943

Other non-current liabilities

Other non-current financial

liabilities

48,707

Other current liabilities

12,264

Operating expenses - cost of services

Operating revenues - cellular

56,052

Operating revenues - fixed

     telecommunication

63,466

Operating expenses - depreciation

Operating expenses -

and amortization

     cost of services

8,000

38.

COMPLETION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The management of the Company is responsible for the preparation of the accompanying consolidated financial statements that were completed on April 22, 2010.

105